SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	March	2013
Commission File Number	000-13727
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Audited comparative consolidated financial statements of the Registrant and the notes thereto for the financial year ended December 31, 2012, together with the report of the auditors thereon.
2	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2012.
3	Consent of Deloitte LLP, Independent Registered Accountants

This report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-10 (No. 333-180304) and on Form S-8 (Nos. 333-149580, 333-180494 and 333-180495) that have been filed with the Securities and Exchange Commission.

Document 1

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

FOR THE YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011

Management’s Responsibility For Financial Reporting

The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.

Deloitte LLP, Independent Registered Chartered Accountants appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

“signed”	“signed”
Geoff Burns	A. Robert Doyle
President and Chief Executive Officer	Chief Financial Officer
March 22, 2013

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca
Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the accompanying consolidated financial statements of Pan American Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated income statements, statements of comprehensive income, cash flows, and changes in equity for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pan American Silver Corp. and subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
March 22, 2013
Vancouver, Canada

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca
Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Minefinders Corporation Ltd. (“Minefinders”) which was acquired on March 30, 2012.  This interest consists of the Company’s 100% interest in the Dolores gold and silver mine located in Mexico and other exploration properties in Mexico and the United States. Minefinders’ financial statements constitute 44% and 42% of the Company’s total and net assets, respectively, 15% of the Company’s revenues, 11% of the Company’s earnings from operations and 20% of the Company’s net earnings as of and for the year ended December 31, 2012.  Accordingly, our audit did not include the internal control over financial reporting of Minefinders. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2012 of the Company and our report dated March 22, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
March 22, 2013
Vancouver, Canada

Pan American Silver Corp.
Consolidated Statements of Financial Position
As at December 31, 2012 and 2011 (in thousands of U.S. dollars)

	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents (Note 2)	$346,208	$262,901
Short-term investments (Note 9)	196,116	228,321
Trade and other receivables (Note 8)	134,612	103,433
Income taxes receivable	18,671	2,542
Inventories (Note 10)	270,089	135,696
Derivative financial instruments	25	-
Prepaids and other current assets	9,546	9,343
	975,267	742,236
Non-current assets
Mineral properties, plant and equipment (Note 11)	2,182,742	1,189,708
Long-term refundable tax	9,937	10,253
Deferred tax assets (Note 26)	1,450	4,170
Other assets (Note 13)	7,291	5,429
Goodwill (Note 6)	211,292	-
Total Assets	$3,387,979	$1,951,796

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 14)	$136,757	$78,258
Provisions (Note 15)	7,022	2,341
Current portion of finance lease (Note 16)	12,473	20,841
Current income tax liabilities	40,346	74,366
	196,598	175,806
Non-current liabilities
Provisions (Note 15)	45,661	59,052
Deferred tax liabilities (Note 26)	321,630	54,919
Share purchase warrants (Note 19)	8,594	23,651
Long-term portion of finance lease (Note 16)	24,377	10,824
Long-term debt (Note 17)	41,134	-
Other long-term liabilities (Note 18)	23,256	25,457
Total Liabilities	661,250	349,709

Equity
Capital and reserves (Note 19)
Issued capital	2,300,517	1,243,241
Share option reserve	20,560	8,631
Investment revaluation reserve	964	2,146
Retained earnings	397,360	339,821
Total Equity attributable to equity holders of the Company	2,719,401	1,593,839
Non-controlling interests	7,328	8,248
Total Equity	2,726,729	1,602,087
Total Liabilities and Equity	$3,387,979	$1,951,796
See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD ON MARCH 22, 2013

“signed”	Ross Beaty, Director	“signed”	Geoff A. Burns, Director

Pan American Silver Corp. Consolidated Income Statements
For the years ended December 31, 2012 and 2011 (in thousands of U.S. dollars)
	2012	2011
Revenue (Note 24)	$928,594	$855,275
Cost of sales
Production costs (Note 20)	(474,001)	(341,363)
Depreciation and amortization	(108,153)	(82,756)
Royalties	(35,077)	(22,031)
	(617,231)	(446,150)
Mine operating earnings	$311,363	$409,125

General and administrative	(20,790)	(18,291)
Exploration and project development	(36,746)	(27,727)
Impairment charge (Note 12)	(100,009)	-
Acquisition costs (Note 6)	(16,162)	-
Foreign exchange gains (losses)	5,577	(8,126)
Gain on commodity and foreign currency contracts	421	681
Gain on sale of mineral properties, plant and equipment (Note 6)	9,652	1,190
Other income (Note 25)	5,370	15,728
Earnings from operations	158,676	372,580

Gain on derivatives (Note 19)	24,159	101,828
Investment income	6,178	3,055
Interest and finance expense	(7,678)	(6,199)
Earnings before income taxes	181,335	471,264
Income taxes (Note 26)	(93,822)	(117,118)
Net earnings for the year	$87,513	$354,146

Attributable to:
Equity holders of the Company	$87,359	$352,494
Non-controlling interests	154	1,652
	$87,513	$354,146

Earnings per share attributable to common shareholders (Note 22)
Basic earnings per share	$0.62	$3.31
Diluted earnings per share	$0.55	$3.31
Weighted average shares outstanding (in 000’s) Basic	140,883	106,434
Weighted average shares outstanding (in 000’s) Diluted	142,442	106,598

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2012 and 2011 (in thousands of U.S. dollars)
	2012	2011
Net earnings for the year	$87,513	$354,146

Unrealized net gains (losses) on available for sale securities (net of zero dollars tax in 2012 and 2011)	2,452	(3,979)
Reclassification adjustment for net loss included in earnings (net of zero dollars tax in 2012 and 2011)	(3,634)	(1,573)
Total comprehensive income for the year	$86,331	$348,594

Total comprehensive income attributable to:
Equity holders of the Company	$86,177	$346,942
Non-controlling interests	154	1,652
	$86,331	$348,594

Pan American Silver Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2012 and 2011 (in thousands of U.S. dollars)
	2012	2011
Cash flow from operating activities
Net earnings for the year	$87,513	$354,146

Current income tax expense (Note 26)	101,050	109,347
Deferred income (recovery) tax expense (Note 26)	(7,228)	7,771
Depreciation and amortization (Note 11)	108,153	82,756
Impairment of mineral property (Note 12)	100,009	-
Accretion on closure and decommissioning provision (Note 15)	2,999	3,268
Unrealized losses (gains) on foreign exchange	6,124	(1,071)
Share-based compensation expense	4,142	3,502
Unrealized gains on commodity contracts	(25)	-
Gain on derivatives (Note 19)	(24,159)	(101,828)
Gain on sale of mineral property, plant and equipment (Note 6)	(9,652)	(1,190)
Changes in non-cash operating working capital (Note 23)	(22,224)	(39,435)
Operating cash flows before interest and income taxes	346,702	417,266

Interest paid	(3,639)	(557)
Interest received	2,575	1,482
Income taxes paid	(152,333)	(58,736)
Net cash generated from operating activities	$193,305	$359,455

Cash flow from investing activities
Payments for mineral properties, plant and equipment	(159,915)	(118,933)
Maturity (purchase) of short term investments	30,383	(51,071)
Acquisition of Minefinders, net of cash acquired (Note 6)	86,528	-
Proceeds from sale of mineral property, plant and equipment (Note 6)	1,692	1,297
Net refundable tax and other asset expenditures	1,989	(3,915)
Net cash used in investing activities	$(39,323)	$(172,622)

Cash flow from financing activities
Proceeds from issue of equity shares	3,195	4,453
Shares repurchased and cancelled (Note 19)	(41,749)	(94,034)
Dividends paid	(24,919)	(10,732)
Repayment of construction and equipment leases	(6,213)	(4,646)
(Distributions to)/contributions from non-controlling interests	(1,074)	904
Net cash used in financing activities	$(70,760)	$(104,055)
Effects of exchange rate changes on cash and cash equivalents	85	202
Net increase in cash and cash equivalents	83,307	82,980
Cash at the beginning of the year	262,901	179,921
Cash and cash equivalents at the end of the year	$346,208	$262,901
See accompanying notes to the consolidated financial statements.

Pan American Silver Corp. Consolidated Statements of Changes in Equity For the years ended December 31, 2012 and 2011 (in thousands of U.S. dollars, except for number of shares)
	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings	Total	Non-controlling interests	Total equity
Balance, December 31, 2010	107,791,368	$1,276,887	$7,022	$7,698	$49,751	$1,341,358	$8,651	$1,350,009
Total comprehensive income
Net earnings for the year	-	-	-	-	352,494	352,494	1,652	354,146
Other comprehensive loss	-	-	-	(5,552)	-	(5,552)	-	(5,552)
	-	-	-	(5,552)	352,494	346,942	1,652	348,594
Shares issued on the exercise of stock options	90,093	2,692	(503)	-	-	2,189	-	2,189
Shares issued as compensation	53,721	1,329	-	-	-	1,329	-	1,329
Shares issued on the exercise of warrants	139,761	4,675	-	-	-	4,675	-	4,675
Shares repurchased and cancelled	(3,582,200)	(42,342)	-	-	(51,692)	(94,034)	-	(94,034)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(2,055)	(2,055)
Share-based compensation on option grants	-	-	2,112	-	-	2,112	-	2,112
Dividends paid	-	-	-	-	(10,732)	(10,732)	-	(10,732)
Balance, December 31, 2011	104,492,743	$1,243,241	$8,631	$2,146	$339,821	$1,593,839	$8,248	$1,602,087
Total comprehensive income
Net earnings for the year	-	-	-	-	87,359	87,359	154	87,513
Other comprehensive loss	-	-	-	(1,182)	-	(1,182)	-	(1,182)
	-	-	-	(1,182)	87,359	86,177	154	86,331
Shares issued on the exercise of stock options	288,796	4,947	(1,765)	-	-	3,182	-	3,182
Shares issued as compensation	57,369	1,060	-	-	-	1,060	-	1,060
Shares issued on the exercise of warrants	379	13	-	-	-	13	-	13
Shares repurchased and cancelled	(2,411,240)	(36,848)	-	-	(4,901)	(41,749)	-	(41,749)
Issued to acquire Minefinders	49,392,588	1,088,104	10,739	-	-	1,098,843	-	1,098,843
Issued on replacement awards	-	-	699	-	-	699	-	699
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(1,074)	(1,074)
Share-based compensation on option grants	-	-	2,256	-	-	2,256	-	2,256
Dividends paid	-	-	-	-	(24,919)	(24,919)	-	(24,919)
Balance, December 31, 2012	151,820,635	$2,300,517	$20,560	$964	$397,360	$2,719,401	$7,328	$2,726,729
See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”).  The Company is incorporated and domiciled in Canada, and its registered office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia.  Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America, Mexico, and the United States.

2.	Summary of Significant Accounting Policies

a.    Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The policies applied in these financial statements are based on IFRS’s in effect as of December 31, 2012.

These consolidated financial statements were approved for issuance by the Board of Directors on March 22, 2013.

b.    Basis of Preparation

The Company’s accounting policies have been applied consistently in preparing these consolidated annual financial statements for the year ended December 31, 2012, and the comparative information as at December 31, 2011, with the exception of certain comparative figures that have been adjusted to properly reflect an immaterial error relating to investing and financing activities in the statement of cash flows in 2011.  In 2011, the Company netted lease payments against payments for mineral property, plant and equipment and is now showing the lease payments of $4.6 million as a financing activity in the 2011 comparative statement of cash flows.  There is no net impact on the cash flow statement and no impact on the consolidated statements of financial position, the consolidated income statements or earnings or diluted earnings per share in either 2012 or 2011.

c.    Significant Accounting Policies

Principles of Consolidation: The financial statements consolidate the financial statements of Pan American and its subsidiaries. All intercompany balances, transactions, unrealized profits and losses arising from intra-company transactions, have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This occurs when the Company has more than 50% voting power through ownership or agreements, except where minority rights are such that a minority shareholder is able to prevent the Company from exercising control. Where there is a loss of control of a subsidiary, the financial statements include the results for the part of the reporting period during which the Company has control. Subsidiaries use the same reporting period and same accounting policies as the Company.

For partly owned subsidiaries, the net assets and net earnings attributable to non-controlling shareholders are presented as “net earnings attributable to non-controlling interest” in the consolidated statement of financial position and consolidated income statement.

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company; the most significant at December 31, 2012 and 2011 are presented in the following table:

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Subsidiary	Location	Ownership Interest (2012)	Ownership Interest (2011)	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%(1)	0%	Consolidated	Huaron Mine
Pan American Silver S.A. Mina Quiruvilca	Peru	0%(1)	100%	Consolidated	Quiruvilca Mine/ Huaron Mine
Compañía Minera Argentum S.A.	Peru	92%	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	100%	Consolidated	La Colorada Mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	0%	Consolidated	Dolores Mine
Compañía Minera Tritón S.A.	Argentina	100%	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	100%	Consolidated	Navidad Project
(1)
 In February 2012, the Company transferred the assets of Huaron, included in Pan American Silver S.A. Mina Quiruvilca, into a new entity named Pan American Silver Huaron S.A.  In June 2012, the Company sold Quiruvilca.  Refer to Note 6 for further details.

Investments in associates:  An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture.  Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to be actively involved and influential in policy decisions affecting the entity.  The Company’s share of the net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method of accounting.

Basis of measurement:  These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, share purchase warrants and assets classified as at fair value through profit or loss or available-for-sale which are measured at fair value.  Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Currency of presentation:  The consolidated financial statements are presented in United States dollars (“USD”), which is the Company’s and each of the subsidiaries functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

Business combinations: Upon the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition.  When the cost of the acquisition exceeds the fair value attributable to the Company’s share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortized and is reviewed for impairment annually or more frequently when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement.  Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred.  The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs.  The costs to issue debt securities are capitalized and amortized using the effective interest method.

Control of a business may be achieved in stages.  Upon the acquisition of control, any previously held interest is re-measured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control.  Additionally, any change relating to interest previously recognized in other comprehensive income is reclassified to the income statement upon the acquisition of control.

Revenue recognition: Revenue associated with the sale of commodities is recognized when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when insurance risk and title has passed to the customer and the commodity has been delivered to the shipping agent. At this point the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the commodities and the costs incurred, or to be incurred, in respect of the sale, can be reliably measured. Revenue is recognized at the fair value of the consideration receivable, to the extent that it is probable that economic benefits will flow to the Company and the revenue can be

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

reliably measured. Sales revenue is recognized at the fair value of consideration received, which in most cases is based on invoiced amounts.

The Company’s concentrate sales contracts with third-party smelters, in general, provide for a provisional payment based upon provisional assays and quoted metal prices.  Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the selling price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with the fair value adjustments recognized in revenue.

Refining and treatment charges under the sales contract with third-party smelters are netted against revenue for sales of metal concentrate.

Financial instruments: A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i) Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale and held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Derivatives are included in this category and are classified as current assets or non-current assets based on their maturity date.  The Company does not acquire financial assets for the purpose of selling in the short term. Financial assets carried at fair value through profit or loss, are initially recognized at fair value.  The directly attributable transaction costs are expensed in the income statement in the period in which they are incurred.  Subsequent changes in fair value are recognized in net earnings.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  Loans and receivables comprise ‘trade and other receivables’, ‘other assets’ and ‘cash’ in the statement of financial position. Loans and receivables are carried at amortized cost less any impairment.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either specifically designated as available-for- sale or not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the statement of financial position date.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Changes in the fair value of available-for-sale financial assets denominated in a currency other than the functional currency of the holder, other than equity investments, are analyzed between translation differences and other changes in the carrying amount of the security. The translation differences are recognized in the income statement. Any impairment charges are also recognized in the income statement, while other changes in fair value are recognized in other comprehensive income. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments previously recognized in accumulated other comprehensive income are reclassified to the income statement.  Dividends on available-for-sale equity instruments are also recognized in the income statement within investment income when the Company’s right to receive payments is established.

(d) Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

(ii) Financial liabilities

Borrowings and other financial liabilities are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

(iii) Derivative financial instruments

When the Company enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. All derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each statement of financial position date.

Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

(iv) Fair value

Fair value is the amount at which an item could be exchanged in an arm’s length transaction between informed and willing parties. Where relevant market prices are available, these are used to determine fair values. In other cases, fair values are calculated using quotations from independent financial institutions, or by using valuation techniques consistent with general market practice applicable to the instrument.

•	The fair values of cash, short term borrowings approximate their carrying values, as a result of their short maturity or because they carry floating rates of interest.
•	Derivative financial assets and liabilities are measured at fair value based on published price quotations for the period for which a liquid active market exists.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

(v) Impairment of financial assets

Available-for-sale financial assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on an analysis of indicators such as significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement; if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized.

(vi) De-recognition of financial assets and liabilities

Financial assets

A financial asset is derecognized when its contractual rights to the cash flows that comprise the financial asset expire or substantially all the risks and rewards of the asset are transferred.

Financial liabilities

A financial liability is de-recognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on de-recognition are recognized within finance income and finance costs, respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and any difference in the respective carrying amounts is recognized in the income statement.

(vii) Trade receivables

Trade receivables are recognized initially at fair value and are subsequently measured at amortized cost reduced by any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, default in payment or a significant deterioration in credit worthiness. Any impairment is recognized in the income statement within ‘doubtful accounts provision’. When a trade receivable is uncollectable, it is written off against the provision for impairment. Subsequent recoveries of amounts previously written off are credited against ‘doubtful accounts provision’ in the income statement.

(viii) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Derivative Financial Instruments: The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales.  Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative and any gains or losses arising from changes in fair value on derivatives are taken directly to earnings for the year. The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles.

Derivatives, including certain conversion options and warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.

Convertible Notes: The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.  Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative.  The financial liability and embedded derivative are recognized initially at their respective fair values.  The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method.  Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss.  On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

Cash and cash equivalents: Cash and cash equivalents of $346.2 million at December 31, 2012 includes cash on hand and cash in banks of $323.0 million (2011 - $262.9 million), held primarily in USD and CAD.  It also includes short-term money market investments of $23.2 million (2011 – nil) that are readily convertible to cash with original terms of three months or less.  Cash and cash equivalents are classified as loans and receivables and therefore are stated at amortized cost, less any impairment.

Short-term investments:  Short-term investments are classified as “available-for-sale”, and consist of highly-liquid debt securities with original maturities in excess of three months and equity securities.  These debt and equity securities are initially recorded at fair value, which upon their initial measurement is equal to their cost.  Subsequent measurements and changes in the market value of these debt and equity securities are recorded as changes to other comprehensive income.  Investments are assessed quarterly for potential impairment.

Inventories: Inventories include work in progress, concentrate ore, doré, processed silver and gold, heap leach inventory, and operating materials, and supplies. Work in progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of cost or estimated net realizable value based upon the period ending prices of contained metal.  Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortization, and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. If the ore will not be processed within the 12 months after the statement of financial position date it is included within non-current assets. Quantities are assessed primarily through surveys and assays.

The costs incurred in the construction of the heap leach pad are capitalized. Heap leach inventory represents silver and gold contained in ore that has been placed on the leach pad for cyanide irrigation. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered during the metallurgical process. When the ore is placed on the pad, an estimate of the recoverable ounces is made based on tonnage, ore grade and estimated recoveries of the ore type placed on the pad. The estimated recoverable ounces on the pad are used to compile the inventory cost.

The Company uses several integrated steps to scientifically measure the metal content of the ore placed on the leach pads. The tonnage, grade, and ore type to be mined in a period is first estimated using the Mineral Resource model.  As the ore body is drilled in preparation for the blasting process, samples are taken of the

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

drill residue which is assayed to determine their metal content and quantities of contained metal. The estimated recoverable ounces carried in the leach pad inventory are adjusted based on actual recoveries being experienced. Actual and estimated recoveries achieved are measured to the extent possible using various indicators including, but not limited to, individual cell recoveries, the use of leach curve recovery, trends in the levels of carried ounces depending on the circumstances or cumulative pad recoveries.

The Company then processes the ore through the crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. The samples from the automated sampler are assayed each shift and used for process control.  The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. The pregnant solution from the heap leach is collected and passed through the processing circuit to produce precipitate which is retorted and then smelted to produce doré bars.

The inventory is stated at lower of cost or net realizable value, with cost being determined using a weighted average cost method. The ending inventory value of ounces associated with the leach pad is equal to opening recoverable ounces plus recoverable ounces placed less ounces produced plus or minus ounce adjustments.

The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates which rely upon laboratory test work and estimated models of the leaching kenetics in the heap leach pads. Test work consists of leach columns of up to 400 day duration with 150 days being the average, from which the Company projects metal recoveries up to three years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience. The assumptions used by the Company to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate.

The ultimate recovery will not be known until the leaching operations cease.

Supplies inventories are valued at the lower of average cost and net realizable value using replacement cost plus cost to dispose, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries.  At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American’s emblem are stamped.

Mineral Property, Plant, and Equipment: On initial acquisition, mineral property, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral property, plant and equipment and depreciated accordingly.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Each asset or part’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are included below in the accounting policy for depreciation of property, plant, and equipment.  The net carrying amounts of mineral property, land, buildings, plant and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

In countries where the Company paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately recovers previously deferred amounts, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Where an item of mineral property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the income statement. Any items of mineral property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

Operational Mining Properties and Mine Development: When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred commissioning costs. These costs are amortized using the units-of-production method (described below) over the life of the mine, commencing on the date of commercial service.

Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. In countries where the Company has paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately makes recoveries of the VAT, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred. Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets.

Depreciation of Mineral Property, Plant and Equipment: The carrying amounts of mineral property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter.  Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

Units of production basis

For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a unit of production basis.

In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves.

Straight line basis

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis.

Mineral property, plant and equipment are depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

•	Land – not depreciated
•	Mobile equipment – 3 to 7 years
•	Buildings and plant facilities – 25 to 50 years
•	Mining properties and leases – based on reserves on a unit of production basis. Capitalized evaluation and development expenditure – based on applicable reserves on a unit of production basis
•	Exploration and evaluation – not depreciated until mine goes into production
•	Assets under construction – not depreciated until assets are ready for their intended use

Exploration and Evaluation Expenditure: relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies. Exploration expenditures relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having economic potential.

Expenditures on exploration activity are not capitalized.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company.

Evaluation expenditures, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Company’s intentions for the development of the undeveloped project. In some cases, the undeveloped projects are regarded as successors to ore bodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output, which results where existing smelters and/or refineries are closed. It is often the case that technological and other improvements will allow successor smelters and/or refineries to more than replace the capacity of their predecessors. Subsequent recovery of the resulting carrying value depends on

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any related impairment provisions are written off.

An impairment review is performed, either individually or at the cash generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is expensed in the financial year in which this is determined. Capitalized exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that the conditions discussed above for expenditure on exploration activity and evaluation expenditure are met.

Expenditure is transferred to mining properties and leases or assets under construction once the work completed to date supports the future development of the property and such development receives appropriate approvals.

Deferred Stripping Costs:  In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the preproduction phase, these costs are capitalized as part of the cost of the mine property and subsequently amortized over the life of the mine (or pit) on a units of production basis.

The costs of removal of the waste material during a mine’s production phase are deferred, where they give rise to future benefits. These capitalized costs are subsequently amortized on a units of production basis over the reserves that directly benefit from the specific stripping activity.

Asset Impairment:  Management reviews and evaluates its assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Impairment is normally assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets that generates cash inflows and largely independent of the cash inflows from other assets. In addition, an impairment loss is recognized for any excess of carrying amount over the fair value less costs to sell of a non-current asset or disposal group held for sale. When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and fair value less costs to sell (“FVLCTS”). The best evidence of FVLCTS is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCTS is based on the best information available to reflect the amount the Company could receive for the cash generating unit in an arm’s length transaction. This is often estimated using discounted cash flow techniques.

Where the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36 “Impairment of Assets.” The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, close down, restoration and environmental clean-up. These may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.

Where the recoverable amount of a cash generating unit is dependent on the life of its associated ore body, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The Company’s cash flow forecasts are based on estimates of future commodity prices, which assume market prices will revert to the Company’s assessment of the long term average price, generally over a period of three to five years. These assessments often differ from current price levels and are updated periodically.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted, including appropriate adjustments for the risk profile of the countries in which the individual cash generating units operate. The great majority of the Company’s sales are based on prices denominated in USD. To the extent that the currencies of countries in which the Company produces commodities strengthen against the USD without commodity price offset, cash flows and, therefore, net present values are reduced.  Non-financial assets other than goodwill that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

Closure and Decommissioning Costs: The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements. Closure and decommissioning provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgements and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as a component of the cost of the related asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the un-depreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the income statement. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges. Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgements and estimates involved.

The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Foreign Currency Translation:  The Company’s functional currency and that of its subsidiaries is the USD as this is the principal currency of the economic environments in which they operate. Transaction amounts denominated in foreign currencies (currencies other than USD) are translated into USD at exchange rates prevailing at the transaction dates.  Carrying values of foreign currency monetary assets and liabilities are re-translated at each statement of financial position date to reflect the U.S. exchange rate prevailing at that date.

Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings except for differences arising on decommissioning provisions which are capitalized for operating mines.

Share-based Payments:  The Company makes share-based awards, including free shares and options, to certain employees.

For equity-settled awards, the fair value is charged to the income statement and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of the equity-settled awards is determined at the date of grant.  Non-vesting conditions and market conditions, such as target share price upon which vesting is conditioned, are factored into the determination of fair value at the date of grant.  All other vesting conditions are excluded from the determination of fair value and included in management’s estimate of the number of awards ultimately expected to vest.

The fair value is determined by using option pricing models. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the income statement with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

Leases: The determination of whether an arrangement is, or contains a lease is based in the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the statement of financial position. The interest elements of the lease or hire purchase obligations are

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

Income Taxes:  Taxation on the earnings or loss for the year comprises current and deferred tax. Taxation is recognized in the income statement except to the extent that it relates to items recognized in other  comprehensive income or directly in equity, in which case the tax is recognized in other comprehensive income or equity.

Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences.

The tax effect of certain temporary differences is not recognized, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable earnings); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the Company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item’s tax base is solely derived from the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the statement of financial position date.

Current and deferred taxes relating to items recognized in other comprehensive income or directly in equity are recognized in other comprehensive income or equity and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. Judgements are required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Deferred tax assets, including those arising from tax losses, capital losses and temporary differences, are recognized only where it is probable that taxable earnings will be available against which the losses or

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

deductible temporary differences can be utilized. Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, closure and decommissioning costs, capital expenditure, dividends and other capital management transactions.

Earnings (loss) Per Share:  Basic earnings (loss) per share is calculated by dividing earnings attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period.

The diluted earnings per share calculation is based on the earnings attributable to ordinary equity holders and the weighted average number of shares outstanding after adjusting for the effects of all potential ordinary shares.  This method requires that the number of shares used in the calculation be the weighted average number of shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.  This method assumes that the potential ordinary shares converted into ordinary shares at the beginning of the period (or at the time of issuance, if not in existence at beginning of the period).  The number of dilutive potential ordinary shares is determined independently for each period presented.

For convertible securities that may be settled in cash or shares at the holder’s option, returns to preference shareholders and income charges are added back to net earnings used for basic EPS and the maximum number of ordinary shares that could be issued on conversion are used in the computing diluted earnings per share.

Borrowing Costs:  Borrowing costs that are directly attributable to the acquisition, construction or production of qualified assets are capitalized. Qualifying assets are assets that require a substantial amount of time to prepare for their intended use, including mineral properties in the evaluation stage where there is a high likelihood of commercial exploitation. Qualifying assets also include significant expansion projects at the operating mines. Borrowing costs are considered an element of the historical cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total borrowing cost is reduced by income generated from short-term investments of such funds.

3.	Changes in Accounting Standards

Accounting standards effective January 1, 2013

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The application of IFRS 10 will not have a significant impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company has completed its assessment on this standard and concluded that this standard will not have an impact on the consolidated financial statements.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

IFRS 12 Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company has completed its assessment on this standard and concluded that this standard will not have an impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases;  measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company has completed its assessment on this standard and concluded that this standard will not have an impact on the consolidated financial statements.

IAS 1 Presentation of Financial Statements (“IAS 1”) amendment, issued by the IASB in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of IAS 1 to have a material impact on its consolidated financial statements.

IAS 19 Employee Benefits amendment, issued by the IASB on June 2011 introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.   The application of the amended IAS 19 will not have a significant impact on the consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods.  IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets.  The application of IFRIC 20 will not have a significant impact on the consolidated financial statements.

Accounting standards effective January 1, 2015

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety by the IASB in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39.  In November 2009 and October 2010, phase 1 of IFRS was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities.  IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets.  Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as a FVTPL, financial guarantees and certain other exceptions.  In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015.  IASB approved amendments to IFRS 7 Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities.  The common

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

disclosure requirements issued by the IASB and the FASB in December 2011 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  In addition, the IASB clarified aspects of IAS 32 Financial Instruments: Presentation.  The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments also provided relief from the requirements to restate comparative financial statements for the effects of applying IFRS 9.  The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4.	Significant Judgements in Applying Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

•
Capitalization of evaluation costs:  The Company has determined that evaluation costs capitalized during the year relating to the operating mines, the Navidad project and certain other exploration interests have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis as discussed in Note 12. In making this judgement, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits. As at December 31, 2012, the Company capitalized a total of $11.3 million (2011 - $22.3 million) of evaluation costs and mineral property, plant and equipment including additions of $0.9 million (2011 - $2.4 million).

•
Commencement of commercial production: During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as mineral property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized.  The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production based on a percentage of design capacity along with various qualitative factors including but not limited to the achievement of mechanical completion, continuous nominated level of production, the working effectiveness of the plant and equipment at or near expected levels and whether there is a sustainable level of production input available including power, water and diesel.

•
Assets’ carrying values and impairment charges: In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

•
Functional currency: The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates.  The Company has determined that its functional currency and that of its subsidiaries is the USD.  The determination of functional currency may require certain judgements to determine the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

•
Business combinations: Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances.  A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

•
Deferral of stripping costs: In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

a mine’s production phase as deferred, where it gives rise to future benefits.  These capitalized costs are subsequently amortized on a units of production basis over the reserves that directly benefit from the specific stripping activity.  As at December 31, 2012, the carrying amount of stripping costs capitalized was $22.1 million comprised of Manantial - $5.3 million, Dolores - $13.5 million and Alamo Dorado - $3.2 million (2011 - $1.6 million comprised of $1.6 million, nil, and nil, respectively).

•
Replacement convertible debenture:  As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a Silver Stream contract.  The holder subsequently selected the Silver Stream contract.  The convertible debenture is classified and accounted for as a deferred credit.  In determining the appropriate classification of the convertible debenture as a deferred credit, the Company evaluated the economics underlying the contract as of the date the Company assumed the obligation.  As at December 31, 2012, the carrying amount of the deferred credit arising from the Aquiline acquisition was $20.8 million (2011 - $20.8 million).

•
Convertible Notes:  The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.  Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative.  The financial liability and embedded derivative are recognized initially at their respective fair values.  The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method.  Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss.  On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

5.	Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

•
Revenue recognition: Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

•
Estimated recoverable ounces: The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

•
Mineral reserve estimates:  The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

•
Valuation of Inventory:  In determining mine production costs recognized in the consolidated income statement, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.  At December 31, 2012, the carrying amount of current inventories excluding supplies was $215.0 million (2011 - $99.7 million).  Refer to Note 10 for further details.

•
Depreciation and amortization rates for mineral property, plant and equipment and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated income statement prospectively.  A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.

•
Impairment of mining interests:  While assessing whether any indications of impairment exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets.  Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests.  At December 31, 2012, it was determined that the estimated recoverable amount of the Navidad project was below its carrying value and an impairment charge of $100.0 million was warranted as discussed in Note 12.

•
Estimation of decommissioning and restoration costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals.  Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditure required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of the reporting period. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.  At December 31, 2012, the carrying amount of the Company’s provision for the closure and decommissioning cost obligation was $45.6 million (2011 - $55.8 million).  Refer to Note 15 for further details.

•
Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

•
Accounting for acquisitions: The provisional fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make certain judgements and estimates taking into account information available at the time of acquisition about future events, including, but not restricted to, estimates of mineral reserves and resources required, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates and discount rates. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be retrospectively adjusted when the final measurements are determined (within one year of the acquisition date).

•
Share purchase warrants:  The carrying value of share purchase warrants is equal to fair value.  The share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair value with changes in fair value reported in the income statement as a gain or loss on derivatives.  The Company utilizes the Black-Scholes pricing model to determine the fair value of the share purchase warrants as the best approximation of fair value given the warrants are not listed or publically traded.  The Company uses significant judgement in the evaluation of the input variables in the Black-Scholes calculation which include: risk free interest rate, expected stock price volatility, expected life, expected dividend yield and a quoted market price of the Company’s shares on the Toronto Stock Exchange.  As at December 31, 2012, the fair value of the share purchase warrants was $8.6 million (2011 - $23.7 million).  Additionally, during the year ended December 31, 2012, there was a derivative unrealized gain of $15.1 million (2011 – derivative unrealized gain of $101.8 million).  Refer to Note 19 for further details.

•
Contingencies: Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  In the event the Company’s estimates of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.  Refer to Note 27 for further discussion on contingencies.

6.	Acquisition and Divesture

a.	Acquisition of Minefinders Corporation Ltd.

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders Corporation Ltd. (“Minefinders”) for total consideration amounting to $1,264.3 million, comprising $1,088.1 million in common shares of Pan American, $165.4 million in cash, and $10.7 million in replacement awards.  Minefinders was engaged in precious metals mining and had exploration properties in Mexico and the United States.  Minefinders’ primary mining property was its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico.

The acquisition is aligned with management’s objectives of enhanced operating and development portfolio diversification and mission to be the largest low-cost primary silver mining company worldwide.  The Company  believes that the strategic benefits to shareholders resulting from the acquisition include: (i) enhanced portfolio diversification of producing assets into a more stable mining jurisdiction, (ii) additional near-term cash flow, (iii) improved organic growth opportunities, (iv) a meaningful reduction of average silver cash costs across the Company’s production portfolio, (v) addition of significant silver and gold mineral reserves and resources with excellent potential to increase even further through exploration; and (vi) increases in the Company’s exposure to the prices of silver and gold.  The transaction was accounted for as a business combination with Pan American as the acquirer.

Under the terms of the arrangement former Minefinders shareholders who elected the full proration option received CDN $1.84 and 0.55 of a Pan American share in respect of each of their Minefinders shares. Former Minefinders shareholders who elected the Pan American share option received 0.6235 Pan

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

American shares and CDN$0.0001 for each of their Minefinders shares, and those who elected the cash option received CDN$2.0306 and 0.5423 of a Pan American share in respect of each of their shares.

Pan American exchanged and replaced all outstanding options at an exchange ratio of 0.6325 and at a strike price equivalent to the original strike prices divided by 0.6325.

Pan American share value utilized for valuing the consideration of shares issued was the closing price on March 30, 2012, the effective date of the transaction.

Replacement awards were valued using the Black-Scholes option pricing model.  Assumptions used were as follows:

Dividend yield	0.3%
Expected volatility	40.75%
Risk free interest rate	0.93%
Expected life	0.25 – 3.5 years

A preliminary purchase price allocation for the Minefinders transaction is calculated and presented as follows:

Purchase consideration
Cash	$165,413
Replacement award	10,739
Fair value of Pan American shares issued	1,088,104
$1,264,256

The purchase price allocation was calculated as follows:
Net working capital acquired (including cash of $251.9 million and receivables of $10.9 million)	$326,211
Mineral property, plant and equipment (Note 11)	1,052,593
Goodwill	211,292
Closure and decommissioning provision (Note 15)	(10,880)
Long-term debt	(49,685)
Deferred tax liability	(265,275)
$1,264,256

Goodwill has been primarily recognized as a result of the requirement to record a deferred tax liability for the difference between the fair values of assets acquired and liabilities assumed over the tax bases of assets acquired and liabilities assumed; none of the goodwill is deductible for tax purposes.

The incremental impact to the revenue of the Company for the year ended December 31, 2012, had the acquisition occurred on January 1, 2012, would result in an increase in the Company’s revenue of $52.9 million.  Accordingly, the Company’s revenue for the year ended December 31, 2012 would be $981.5 million.  The incremental impact to net earnings of the Company for the year ended December 31, 2012, had the acquisition occurred on January 1, 2012, would result in an increase in the Company’s net earnings of $9.4 million.  Accordingly, the Company’s net earnings for the year ended December 31, 2012 would be $96.9 million.  Total transaction costs incurred relating to the acquisition and recognized in the Consolidated Income Statement for the year ended December 31, 2012 amounted to $16.2 million.  The cash flow from the acquisition of Minefinders, net of cash received, amounted to $86.5 million.

As at December 31, 2012, the allocation of the purchase price has not been finalized.  The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and determining the value of goodwill.  The allocation of the purchase price will be finalized during the first quarter of 2013.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

b.	Disposition of Mineral Property, Plant and Equipment

On June 26, 2012, the Company announced that it completed the sale of its Quiruvilca operation, located in the northern Andean region of Peru, to Quiruvilca Ltd., a subsidiary of Southern Peaks Mining L.P.  Under the terms of the sale agreement, effective June 1, 2012, the Company sold 100% of its ownership interest in Quiruvilca for $2 million, subject to certain adjustments, and, at the Company’s election, either: (i) a 2% net smelter returns royalty on all saleable metals, exercisable when the price of silver is above $15 per ounce; the price of zinc is above $1,200 per tonne; and the price of copper is above $6,061 per tonne, or (ii) the price difference between $23 per ounce of silver and the market price on 50% of Quiruvilca’s future payable silver production for the applicable quarter; provided, however, that such payments will be capped at $3 million in any 12 month period until such time as Quiruvilca generates $25 million in earnings before income tax, depreciation, and amortization (“EBITDA”) as calculated pursuant to the sale agreement.  The Quiruvilca mineral property had a carrying value of $nil at the date of sale.

During the year ended December 31, 2012, the Company sold Quiruvilca and recorded a gain of $7.7 million, in addition to other assets disposed of in the amount of $2.0 million, resulting in a total gain on sale of property, plant and equipment for the year ended December 31, 2012 of $9.7 million (2011 - $1.2 million). No value was assigned to the future contingent payments in calculating the gain on the sale of Quiruvilca.  The cash inflow of $0.5 million from the sale of Quiruvilca, netted with outflows of cash included in working capital of $0.8 million, resulted in net cash outflow of $0.3 million.  Total proceeds from all dispositions, including Quiruvilca totaled $1.7 million for the year ended December 31, 2012 (2011 – $1.3 million).

The gain on sale of Quiruvilca was calculated as follows:
Consideration received ($0.5 million in cash)	$500
De-recognition of working capital (including cash of $0.8 million)	402
De-recognition of reclamation accrual	18,178
De-recognition of deferred tax asset	(11,384)
$7,696

7.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus retained earnings, plus investment revaluation reserve) with a balance of $2.7 billion as at December 31, 2012 (2011 - $1.6 billion).  The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.  The Company had a $150 million credit facility with a syndicate of international banks which the Company cancelled, effective December 31, 2012.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2011.

8.	Financial Instruments

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are metal price risk, credit risk, interest rate risk, foreign exchange rate risk, and

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

liquidity risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.  The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc.  The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control.  Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s policy is to not hedge the price of silver.   A 10% increase in all metal prices for the year ended December 31, 2012, would result in an increase of approximately $97.2 million (2011 – $89.5 million) in the Company’s revenues.  A 10% decrease in all metal prices for the same period would result in a decrease of approximately $98.2 million (2011 - $88.0 million) in the Company’s revenues.  The Company also enters into provisional concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  A 10% increase in metal prices (zinc, lead and copper) on open positions for provisional concentrate contracts for the year ended December 31, 2012 would result in an increase of approximately $11.5 million (2011 - $9.1 million) in the Company’s before tax earnings which would be reflected in 2013 results.  A 10% decrease in metal prices for the same period would result in a decrease of approximately $11.8 million (2011 - $8.9 million) in the Company’s before tax earnings.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts.  The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions.  At December 31, 2012, the Company had contracts to sell 7,500 tonnes of zinc and 2,400 tonnes of lead with a negative mark-to-market valuation of $0.1 million and $0.2 million, respectively.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates.  Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.  At December 31, 2012 the Company had receivable balances associated with buyers of its concentrates of $39.2 million (2011 - $40.5 million).  The vast majority of the Company’s concentrate is sold to eight well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At December 31, 2012 the Company had approximately $48.8 million (2011 - $35.9 million) of value contained in precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose the Company to the credit risk of its

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

At December 31, 2012, there is an allowance for doubtful accounts provision recorded in the amount of $7.6 million (2011 – $7.6 million) that relates to amounts owing from Doe Run Peru (“DRP”), one of the buyers of concentrates from the Company’s Peruvian operations, for deliveries of concentrates that occurred in early 2009. The Company will continue to pursue every possible avenue to recover the amounts owed by DRP.  At December 31, 2012, no additional provision for doubtful account was recorded as there are no material past due trade or other receivables.

Cash, trade accounts receivable and other receivables that represent the maximum credit risk to the Company consist of the following:

	December 31,
	2012	2011
Cash	$346,208	$262,901
Current portion of refundable tax	46,680	37,082
Trade accounts receivable	39,116	40,477
Advances to suppliers and contractors	21,144	7,599
Export tax receivable	5,996	6,613
Insurance receivable	5,081	3,500
Royalty Receivable	4,828	700
Employee Loans	2,097	2,481
Silver royalty receivable (Note 25)	1,572	-
Other	8,098	4,981
Total accounts receivable	$134,612	$103,433
Total cash and accounts receivable	480,820	366,334
Long-term refundable tax receivable	9,937	10,253
Total	$490,757	$376,587

The Company invests its cash which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.  At December 31, 2012, the Company has $36.4 million in lease obligations (2011 - $9.8 million), equipment and construction advances of $0.4 million (2011 - $21.9 million) that are subject to an annualized interest rate of 2.2% and unsecured convertible notes with a principal amount of $36.2 million (2011 – N/A) that bear interest at 4.5%, payable semi-annually on June 15 and December 15. The interest paid by the Company for the year ended December 31, 2012 on its lease obligations and equipment and construction advances was $1.4 million (2011 – $0.5 million).  The interest paid by the Company for the year ended December 31, 2012 on the convertible notes was $1.6 million (2011 – N/A).  The average interest rate earned by the Company during the year ended December 31, 2012 on its cash and short term investments was 0.5%.  A 10% increase or decrease in the interest earned from financial institutions on cash and short term investments would result in a $0.3 million increase or decrease in the Company’s before tax earnings (2011 – 0.1 million).

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Foreign Exchange Rate Risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and CAD to match anticipated spending.  At December 31, 2012 the Company’s had contracts to purchase $18.0 million in Peruvian Nuevo soles with a positive mark-to-market of $0.3 million.  The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date.  The Company has reviewed its monetary assets and monetary liabilities and is exposed to foreign exchange risk through the following financial assets and liabilities and deferred income tax liabilities denominated in currencies other than USD as shown in the table below.  The Company estimates that a 10% change in the exchange rate of the foreign currencies in which its December 31, 2012 non-USD net monetary liabilities were denominated would result in an income before taxes change of about $24.2 million (2011 - $13.3 million).

At December 31, 2012	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax assets (liabilities)
Canadian dollar	$117,175	$3,619	$-	$(10,353)	$-
Mexican peso	3,836	35,214	(4,763)	(43,046)	(269,515)
Argentinian peso	173	43,875	(11,426)	(33,352)	(26,309)
Bolivian boliviano	293	2,037	(7,697)	(6,116)	352
Peruvian peso	2,174	12,960	2,956	(29,411)	(24,801)
	$123,651	$97,705	$(20,930)	$(122,278)	$(320,273)

At December 31, 2011	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax assets (liabilities)
Canadian dollar	$205,490	$597	$-	$(7,041)	$-
Mexican peso	38,252	4,778	(47,359)	(9,345)	(3,379)
Argentinian peso	347	54,266	408	(13,426)	(38,145)
Bolivian boliviano	2,188	8,198	(21,023)	(4,686)	584
Peruvian peso	2,276	7,299	(3,107)	(33,966)	(9,809)
	$248,553	$75,138	$(71,081)	$(68,464)	$(50,749)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Commitments

The Company’s commitments have contractual maturities which are summarized below:

Payments due by period - 2012
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$40,142	$13,759	$14,761	$11,622	$-
Current liabilities	180,932	180,932	-	-	-
Severance accrual	3,434	966	771	1,144	553
Employee compensation plan(3)	9,526	4,763	4,763	-	-
Convertible notes (4)	41,127	1,631	39,496	-	-
Total contractual obligations(5)	$275,161	$202,051	$59,791	$12,766	$553

Payments due by period - 2011
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$31,983	$21,068	$10,915	$-	$-
Current liabilities	149,785	149,785	-	-	-
Long term income taxes payable	2,274	-	-	2,274	-
Severance accrual	5,427	3,032	-	2,395	-
Employee compensation plan(3)	3,478	3,478	-	-	-
Total contractual obligations(5)	$192,947	$177,363	$10,915	$4,669	$-

(1)
Includes lease obligations in the amount of $39.7 million (December 31, 2011 - $10.1 million) with a net present value of $36.4 million (December 31, 2011 - $9.8 million) and equipment and construction advances in the amount of $0.4 million (December 31, 2011 - $21.9 million); both discussed further in Note 16.

(2)
Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

	2012	2011
Total current liabilities per Statements of Financial Position	$196,598	$175,806
Add:
Future interest component of:
-Finance lease	1,286	227
-Convertible note	1,631	-
Future commitments less portion accrued for:
-RSU	768	-
-Contribution plan	1,768	1,330
Total contractual obligations within one year	$202,051	$177,363

(3)
Includes a retention plan obligation in the amount of $7.8 million (2011 - $3.5 million) that vests in two instalments, the first 50% on June 1, 2013 and the remaining 50% on June 1, 2014 and a RSU obligation in the amount of $1.7 million (2011 – N/A) that will be settled in cash.  The RSU’s vest in two instalments, the first 50% vest on December 7, 2013 and a further 50% vest on December 7, 2014.

(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 17 for further details.
(5)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 18 and deferred tax liabilities.

Fair Value of Financial Instruments

The carrying value of share purchase warrants and the conversion feature on the convertible notes are stated at fair value and the carrying value of cash, trade and other receivables, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.  Share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values included in net earnings.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

At December 31, 2012, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value are categorized as follows:
	Fair Value at December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets and Liabilities:
Short-term investments	$196,116	$196,116	$-	$-
Trade receivable from provisional concentrate sales	$39,116	$-	$39,116	$-
Derivative financial instruments	$25	$-	$25	$-
Non-current share purchase warrants	$(8,594)	$-	$(8,594)	$-
Non-current conversion feature of convertible notes	$(9,746)	$-	$(9,746)	$-
	$216,917	$196,116	$20,801	$-

	Fair Value at December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets and Liabilities:
Short-term investments	$228,321	$228,321	$-	$-
Trade receivable from provisional concentrate sales	$40,477	$-	$40,477	$-
Non-current share purchase warrants	$(23,651)	$-	$(23,651)	$-
	$245,147	$228,321	$16,826	$-

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2011, except for the convertible notes assumed as part of the Minefinders acquisition during the year.

Valuation Techniques

Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

Derivative Financial Instruments
The Company’s unrealized gains and losses on commodity and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy.  As of December 31, 2012, the unrealized gains and losses on commodity and foreign currency contracts was $0.4 million (2011 - $nil).

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Share purchase warrants
The Company’s unrealized gains and losses on share purchase warrants are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy.  The share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.  The fair value of the share purchase warrants is determined using the Black Scholes pricing model which is further discussed in Note 19.  During the year ended December 31, 2012, the unrealized gain on share purchase warrants was $15.1 million (2011 - $101.8 million).

Convertible notes
The Company’s unrealized gains and losses on conversion feature of the convertible note are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy.  The conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period.  The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.  During the year ended December 31, 2012, the unrealized gain on the convertible note was $9.1 million (2011 – N/A).  The approximate current fair value of the notes, excluding the conversion feature at December 31, 2012 is $34.4 million (2011 – N/A).

Receivables from Provisional Concentrate Sales
The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for copper, zinc and lead and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

9.	Short Term Investments

	December 31, 2012			December 31, 2011
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short term investments	$196,116	$195,152	$964	$228,321	$226,997	$1,324

10.	Inventories

Inventories consist of:

	December 31, 2012	December 31, 2011
Concentrate inventory	$26,617	$21,473
Stockpile ore	48,828	31,704
Heap leach inventory	78,086	-
Doré and finished inventory	61,443	46,558
Materials and supplies	55,115	35,961
	$270,089	$135,696

Production costs, including depreciation and amortization and royalties for the year ended December 31, 2012 were $617.2 million (2011 - $446.2 million).  Production costs represent cost of inventories sold during the year.

11.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is potential that future economic benefits will flow to the Company.  Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

exploration of the area of interest or alternatively, by its sale.  Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.

Mineral property, plant and equipment consist of:

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Cost
As at December 31, 2011	$475,434	$24,974	$590,795	$476,596	$1,567,799
Additions	91,796	1,086	10,149	71,115	174,146
Acquisition of Minefinders (Note 6)	800,997	-	180,000	71,596	1,052,593
Disposals	(222)	(24)	-	(4,496)	(4,742)
Transfers	2,105	(1,564)	(501)	(40)	-
VAT collected	(2,093)	-	-	-	(2,093)
Closure and decommissioning – changes in estimate (Note 15)	(6,059)	-	-	-	(6,059)
As at December 31, 2012	$1,361,958	$24,472	$780,443	$614,771	$2,781,644

Accumulated depreciation
As at December 31, 2011	$(194,851)	$-	$-	$(183,240)	$(378,091)
Depreciation charge	(50,079)	-	-	(58,074)	(108,153)
Depreciation charge captured in inventory	(15,654)	-	-	-	(15,654)
Impairment charge (Note 12)	-	-	(100,009)	-	(100,009)
Disposals	-	-	-	3,005	3,005
Transfers	4,653	-	-	(4,653)	-
As at December 31, 2012	$(255,931)	$-	$(100,009)	$(242,962)	$(598,902)
Carrying value – December 31, 2012	$1,106,027	$24,472	$680,434	$371,809	$2,182,742

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Cost
As at December 31, 2010	$466,172	$24,404	$573,746	$393,944	$1,458,266
Additions	33,554	2,361	19,932	89,916	145,763
Disposals	-	-	(2,914)	(4,504)	(7,418)
Transfers	3,859	(1,791)	45	(2,113)	-
VAT collected	(13,314)	-	-	-	(13,314)
Closure and decommissioning – changes in estimate	(14,694)	-	-	-	(14,694)
Other	(143)	-	(14)	(647)	(804)
As at December 31, 2011	$475,434	$24,974	$590,795	$476,596	$1,567,799

Accumulated depreciation
As at December 31, 2010	$(154,746)	$-	$-	$(142,197)	$(296,943)
Depreciation charge	(38,732)	-	-	(44,024)	(82,756)
Depreciation charge captured in inventory	(330)	-	-	-	(330)
Disposals	-	-	-	1,938	1,938
Transfers	(1,043)	-	-	1,043	-
As at December 31, 2011	$(194,851)	$-	$-	$(183,240)	$(378,091)
Carrying value – December 31, 2011	$280,583	$24,974	$590,795	$293,356	$1,189,708

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	December 31, 2012			December 31, 2011
	Cost	Accumulated Amortization	Carrying Value	Cost	Accumulated Amortization	Carrying Value
Huaron mine, Peru	$137,340	$(53,702)	$83,638	$113,362	$(44,935)	$68,427
Morococha mine, Peru	183,907	(51,369)	132,538	155,524	(41,048)	114,476
Alamo Dorado mine, Mexico	184,866	(126,028)	58,838	174,067	(110,882)	63,185
La Colorada mine, Mexico	93,839	(45,030)	48,809	71,602	(40,793)	30,809
Dolores mine, Mexico	925,027	(42,266)	882,761	-	-	-
Manantial Espejo mine, Argentina	309,744	(130,217)	179,527	296,431	(102,126)	194,305
San Vicente mine, Bolivia	117,751	(46,306)	71,445	115,848	(35,200)	80,648
Other	24,255	(3,975)	20,280	25,196	(3,107)	22,089
Total	$1,976,729	$(498,893)	$1,477,836	$952,030	$(378,091)	$573,939

Land and Exploration and Evaluation:
Land	$8,497	$8,999
Navidad project, Argentina	462,400	552,265
Minefinders exploration projects, Mexico	180,000	-
Morococha, Peru	15,474	15,975
Other	38,535	38,530
Total non-producing properties	$704,906	$615,769
Total mineral property, plant and equipment	$2,182,742	$1,189,708

Navidad Project, Argentina

During the year ended December 31, 2012 the Company capitalized $11.3 million of evaluation costs and mineral property, plant and equipment at the Navidad Project in Argentina (2011 - $22.3 million) including land additions of $0.9 million (2011 - $2.4 million).

At December 31, 2012, it was determined that the estimated realizable value of the Navidad project was below its carrying value and an impairment charge of $100.0 million was warranted (2011 - $nil).  Refer to Note 12 for further details.

La Preciosa Project, Durango, Mexico

In April 2009, Pan American and Orko Silver Corp. (‘‘Orko’’) entered into an agreement, pursuant to which Pan American and Orko agreed to develop the La Preciosa silver project located in the State of Durango, Mexico. Under the terms of the agreement, in order for the Company to retain its 55% interest in the project: (a) the Company had to, in addition to contributing its mine development expertise, spend a minimum of $5 million in the first 12 months from the date of the Letter of Agreement (the condition was achieved as of the first quarter of 2010) and conduct resource definition drilling, acquire necessary surface rights, obtain permits, and prepare a feasibility study; and (b) following a positive construction decision, the Company must contribute 100% of the funds necessary for practical completion of an operating mine.  In exchange for its 45% interest in the venture, Orko agreed to contribute its exploration expertise and the La Preciosa Project and related concessions.  For the year ended December 31, 2012 the exploration expense recognized for the La Preciosa project is $1.0 million (2011-$2.4 million).

In April 2012, the Company provided notice to Orko that it had decided not to deliver a feasibility study before April 13, 2012 for the La Preciosa project as required under the terms of the joint venture agreement between Orko and Pan American. As a result, Pan American relinquished its right to earn a 55% interest in the La Preciosa project and Orko retained 100% of the project. After completing almost three years of exploration, engineering and project development work, the Company concluded that continued participation in the La Preciosa project was unlikely to generate a sufficient rate of return to meet Pan American’s internal economic hurdle rate. As the Company had no carrying value in this project, there was no loss on relinquishment of the project.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Morococha Mine, Peru

During the second quarter of 2010, the Company’s wholly owned subsidiary Compañia Minera Argentum S.A. (“Argentum”), reached an agreement with Minera Chinalco Perú (“MCP” or “Chinalco”), a subsidiary of the Aluminum Corporation of China which clearly defines each party’s long term surface rights in the area of the Morococha mine.  The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP.  In exchange, Argentum will receive a package of surface rights, easements and other rights that are sufficient to relocate the facilities and to continue uninterrupted operations.  Lastly, Argentum will receive periodic cash payments from MCP totaling $40 million, of which, to December 31, 2012, the Company received $13.8 million which has been utilized and offset against direct project related expenses or recognized as other income to the extent it represents a reimbursement of capital expenditures.  The Company has also entered into a funding arrangement whereby it has received advances towards some of the project capital expenditures in the amount of $26.5 million to date, of which $26.1 million has been converted into a leasing arrangement as at December 31, 2012.  These advances are subject to an annualized interest rate of 2.2%, which is paid monthly until the completion of the construction.  At the conclusion of the construction the remaining advance payments of $0.4 million will be converted into a leasing arrangement.  For the year ended December 31, 2012, the Company capitalized $1.2 million in interest related to the advances on capital expenditures (2011 - $0.5 million).

Dolores Mine, Mexico

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders. Minefinders’ primary mining property is its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico.  Refer to Note 6 for further details about the acquisition.

12.	Impairment of Non-Current Assets and Goodwill

Non-current assets are tested for impairment when events or changes in circumstance indicate that the carrying amount may not be recoverable.  The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.  During 2012, a change in the business climate as evidenced by continuing deterioration of economic conditions in Argentina including rampant inflation, government imposed capital restrictions, the nationalization of certain petroleum assets, a lack of progress by the province of Chubut with regards to the development of legislation that would allow for zonation of the province to allow open pit mining at Navidad, and the Company’s decision to place the project on care and maintenance in December 2012, are indicators of possible impairment of the Navidad project.

At December 31, 2012, the Company tested the recoverability of its investment in the Navidad project.  The Company used for key assumptions current information on operating and capital costs, a long term silver price of $25 per ounce along with long term forecast base metal prices, a probability weighted range of possible outcomes related to the timing of the start of construction, taxation, regulatory and economic risks including a range of possible future exchange rates between the USD and the Argentine peso (“ARG”) ranging from 4.5 to 10.5 ARS/USD, and a risk adjusted project specific discount rate of 12.5%.  It was determined that the estimated recoverable value of the Navidad project on a value in use basis (“VIU”) was below its carrying value, and as a result an impairment charge of $100.0 million was recorded at December 31, 2012 (2011 -$nil).  Specifically, the deterioration of certain of the above noted inputs as well as the Company’s decision to place the project on care and maintenance in December 2012 and the recognition of the probable delay to the start of construction resulted in the write-down occurring in December 2012.

The Company evaluated the sensitivity of the recoverable amount of the project to a range of taxation and regulatory outcomes together with a range of discount rates from 10.5% to 13.5%.  These scenarios produced recoverable amounts ranging from $732 million to $353 million.  Due to the sensitivity of the

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

recoverable amount to the various factors mentioned as well as yet unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

Key assumptions and sensitivity

The key assumptions in determining the recoverable amount of the Company’s mineral projects of an investment in non-current assets are commodity prices, discount rates, operating costs, exchange rates and capital expenditures.  At December 31, 2012, the Company performed a sensitivity analysis on all key assumptions that assumed a negative 10% change for each individual assumption while holding the other assumptions constant.  It was determined that, other than as discussed below and previously for the Navidad project, no reasonably possible change in any of the key assumptions would cause the carrying value of the Company’s mineral projects, including goodwill where applicable, to exceed their recoverable amount for the purposes of the impairment test, if an indicator of potential impairment for the non-current asset was noted or assumed.

For the Huaron mine, a decrease in the silver price of 6% or the increase in operating costs of 6% would in isolation, cause the estimated recoverable amount on a VIU basis, to be equal to the carrying value of $62.4 million (2011 – 17%, 17% and $59.3 million, respectively).

For the Morococha mine, a decrease in the silver price of 6% or an increase in operating costs of 8%, would in isolation, cause the estimated recoverable amount on a VIU basis, to be equal to the carrying value of $125.0 million (2011 – 1%, 2% and $114.6 million respectively).  Additionally, in 2011, a decrease in the zinc price of 5%, an increase in capital expenditures of 5%, and an unfavourable foreign exchange movement of 2% would have caused the estimated recoverable amount to be equal to the carrying value.

For the Dolores mine including the associated goodwill, the Company’s current mine and economic plan is the basis for the preliminary carrying value of this business unit which is also considered its fair value.  There is only an insignificant margin between the carrying value and the company’s estimate of a recoverable amount, on a VIU basis.  A 10% decrease in any one key assumption will reduce the recoverable amount below the carrying amount of $903.6 million (2011 – N/A).

13.	Other Assets

Other assets consist of:

	December 31, 2012	December 31, 2011
Long-term prepaid expense(1)	$5,239	$5,205
Investments in Associates	1,450	-
Reclamation bonds	539	224
Other assets	63	-
	$7,291	$5,429

(1)	Represents a prepaid deposit related to the Gas Line Project at the Manantial mine.

14.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	December 31, 2012	December 31, 2011
Trade accounts payable(1)	$56,059	$24,041
Royalties payable	17,025	6,838
Other accounts payable and trade related accruals	33,730	13,199
Payroll and related benefits	21,388	24,174
Severance accruals	966	3,032
Other taxes payable	633	152
Other	6,956	6,822
	$136,757	$78,258

(1)	No interest is charged on the trades payables ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

15.	Provisions

	Closure and Decommissioning	Litigation	Total
December 31, 2010	$71,550	$5,916	$77,466
Revisions in estimates and obligations incurred	(17,086)	-	(17,086)
Charged (credited) to earnings:
-new provisions	-	1,607	1,607
-unused amounts reversed	-	(147)	(147)
-exchange loss on provisions	-	169	169
Charged in the year	(1,959)	(1,925)	(3,884)
Accretion expense	3,268	-	3,268
December 31, 2011	$55,773	5,620	61,393
Revisions in estimates and obligations incurred	$(4,667)	-	(4,667)
Minefinders acquisition (Note 6)	10,880	3,500	14,380
Quiruvilca disposition (Note 6)	(18,178)	(3,151)	(21,329)
Orko disposition	(272)	-	(272)
Charged (credited) to earnings:
-new provisions	-	1,825	1,825
-exchange loss on provisions	-	103	103
Charged in the year	(895)	(854)	(1,749)
Accretion expense	2,999	-	2,999
December 31, 2012	$45,640	$7,043	$52,683

Maturity analysis of total provisions:	December 31, 2012	December 31, 2011
Current	$7,022	$2,341
Non-Current	45,661	59,052
	$52,683	$61,393

Closure and Decommissioning Cost Provision

The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s closure and decommissioning provision is $83.5 million (2011 - $103.7 million) which has been discounted using discount rates between 3% and 13%.  Revisions made to the reclamation obligations in 2012 were primarily a result of increased site disturbance from the ordinary course of operations at the mines as well as revisions to the estimate based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed.  These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

The accretion expense charged to 2012 earnings as finance expense was $3.0 million compared to $3.3 million in 2011.  Reclamation expenditures during the current year were $1.2 million compared to $2.0 million in 2011.

Litigation Provision

The litigation provision consists of amounts accrued for labour claims at several of the Company’s mine operations.  The balance of $7.0 million at December 31, 2012 (2011 - $5.6 million) represents the Company’s best estimate for all known and anticipated future obligations related to the above claims.  The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

16.	Finance Lease Obligations

	December 31, 2012	December 31, 2011
Lease obligations(1)	$36,411	$9,764
Equipment and construction advances(2)	439	21,901
	$36,850	$31,665
	December 31, 2012	December 31, 2011
Maturity analysis of finance leases:
Current	$12,473	$20,841
Non-Current	24,377	10,824
	$36,850	$31,665

(1)
Represents equipment lease obligations at several of the Company’s subsidiaries.  A reconciliation of the total future minimum lease payments at the end of December 31, 2012 to their present value is presented in the table below.

(2)
Represents a funding arrangement the Company entered into whereby it receives advances toward some of the project capital expenditures at the Morococha mine.  These advances are subject to an annualized interest rate of 2.2% and are paid monthly until the completion of the construction, at which point these advance payments are converted into a leasing arrangement. The $0.4 million remaining balance as at December 31, 2012 is anticipated to be converted into a leasing arrangement in the first quarter of 2013.

	December 31,2012	December 31,2011
Less than a year	$13,320	$5,737
2 years	8,913	3,787
3 years	5,848	558
4 years	5,811	-
5 years	5,811	-
	39,703	10,082
Less future finance charges	(3,292)	(318)
Present value of minimum lease payments	$36,411	$9,764

17.	Long Term Debt

	December 31, 2012	December 31, 2011
Convertible notes	$31,388	$-
Conversion feature on the convertible notes	9,746	-
Total long-term debt	$41,134	$-

As part of the Minefinders acquisition and pursuant to the First Supplemental Indenture Agreement, the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”).  Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year.  The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time.  The Notes are convertible into a combination of cash and Pan American shares.

On April 19, 2012, the Company entered into a Second Supplemental Indenture Agreement (the “Agreement”) as part of the Minefinders acquisition.  The terms of the Agreement stipulate the following:

If a Noteholder elects to convert all or part of its principal amounts of Notes on or prior to November 4, 2015, for each $1,000 principal amount of converted Notes, such Notes shall be converted at the discretion of Pan American, into:

a)
96.670 Preferred Shares (the “Conversion Rate”) upon conversion by a holder of Notes, the Company may issue Class A voting, participating, 6.5% cumulative convertible preferred shares in the capital of Minefinders (the “Preferred Shares”);

b)
an amount of cash equal to the Conversion Rate multiplied by CAD$1.84  plus the market value of 0.55 of a Pan American common share (the “Market Value of the Consideration”) at the time of such conversion; or

c)
a combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion Consideration which is the amount of cash equal to the Conversion Rate multiplied by the Market Value of the Consideration at the time of such conversion.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

On November 4, 2015 each holder of Preferred Shares shall receive in exchange for each Preferred Share at the discretion of Pan American:

a)	CAD$1.84 and 0.55 of Pan American common shares;
b)	an amount of cash equal to the Market Value of the Consideration; or
c)	a combination of Pan American Shares and cash having a combined value equal to the Market Value of the Consideration at November 4, 2015.

If the Noteholder elects to convert all or part of the principal amount of Notes held by such Noteholder after November 4, 2015, for each $1,000 principal amount of converted Notes, the Notes shall be converted, at the option of Pan American into:

a)	the number of Preferred Shares equal to the Conversion Rate;
b)
an amount of cash equal to the Cash Equivalent Conversion Consideration that is 1.84 plus 0.55 Pan American shares multiplied by the average of the daily volume weighted average price (“VWAP”) of Pan American shares for the 10 consecutive Pan American trading days commencing on the first Pan American trading day after the date of the Company’s notice of election to deliver the conversion consideration in cash or a combination of Preferred shares and cash if the Noteholder has not given a notice of redemption pursuant to the terms of the Agreement; or

c)
such combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion Consideration.  For purposes of this clause each Preferred Share shall be deemed to have a value equal to the Market Value of the Consideration at the time of conversion, and immediately there upon, each preferred share so issued, shall be automatically exchanged for a Consideration Unit of CAD$1.84 plus the market value of 0.55 of a Pan American common share.

The interest and principal amounts of the Notes are classified as debt liabilities and the conversion option is classified as a derivative liability.  The debt liability is measured at amortized cost.  As a result, the carrying value of the debt liability is lower than the aggregate face value of the Notes.  The unwinding of the discount is accreted as interest expense over the terms of the notes using an effective interest rate.  For the year ended December 31, 2012, $1.7 million was capitalized to mineral property, plant and equipment (2011 – $nil).  The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.   Accordingly, the conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period.  The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes. Assumptions used in the fair value calculation of the embedded derivative component at December 31, 2012 were expected stock price volatility of 47.1%, expected life of 3.0 years, and expected dividend yield of 1.1%.

During the year ended December 31, 2012, the Company recorded a $9.1 million gain on the revaluation of the embedded derivative on the convertible notes (2011 – nil).

18.	Other Long Term Liabilities

Other long term liabilities consist of:

	December 31, 2012	December 31, 2011
Deferred credit(1)	$20,788	$20,788
Long term income tax payable	-	2,274
Severance accruals	2,468	2,395
	$23,256	$25,457

(1)
As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project.  Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition.  Subsequent to the acquisition, the counterparty to the replacement debenture selected the silver stream alternative.  The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

19.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock compensation plan for its employees, directors and officers (the “Compensation Plan”).  The Compensation Plan provides for the issuance of common shares and stock options, as incentives.  The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares.  The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors.  Any modifications to the Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan.  The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend.  The options are combination of five year options which vest evenly in three annual instalments and seven year options which vest evenly in two annual instalments.  Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential.  The Compensation Committee oversees the LTIP on behalf of the Board of Directors.  The LTIP plan guidelines can be modified or suspended, at the discretion of the Compensation Committee and the Board of Directors. Additionally, from time to time, the Company issues replacement awards and warrants related to acquisitions.

As part of the Minefinders acquisition each Minefinders option holder was provided a replacement option that is exercisable to purchase Pan American shares.  The number of Pan American shares the replacement option holder is entitled to purchase equals 0.6235 multiplied by the number of Minefinders shares subject to the  Minefinders Option (rounded down to the nearest whole number of Pan American shares).  The exercise price per Pan American share equals the exercise price per Minefinders share otherwise purchasable pursuant to the current Minefinders Option, divided by 0.6235 (rounded up to the nearest whole cent).

On March 30, 2012, the Company issued 1,760,705 replacement awards with a fair value of $10.7 million.  Replacement awards were valued using the Black-Scholes option pricing model.  Assumptions used were a dividend yield of 0.3%, expected volatility of 40.75%, risk free interest rate of 0.93% and expected life of 0.25 to 3.5 years.

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

	Stock Options		Share Purchase Warrants
	Shares	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2010	1,448,396	$32.95	7,954,745	$34.67	9,403,141
Granted	373,853	$24.90	-	$-	373,853
Exercised	(90,093)	$23.61	(139,761)	$16.05	(229,854)
Expired	(449,097)	$48.10	-	$-	(449,097)
Forfeited	(39,747)	$27.15	-	$-	(39,747)
As at December 31, 2011	1,243,312	$25.92	7,814,984	$35.00	9,058,296
Granted(1)	2,016,376	$19.37	-	$-	2,016,376
Exercised(2)	(288,796)	$15.79	(379)	$35.00	(289,175)
Expired	(90,836)	$28.41	-	$-	(90,836)
Forfeited	(683,491)	$16.47	-	$-	(683,491)
As at December 31, 2012	2,196,565	$24.07	7,814,605	$35.00	10,011,170

(1)	Includes 12,245 options granted in lieu of director fees.
(2)	The weighted average share price at the date of exercise at December 31, 2012 was CAD$17.87 (2011 - CAD $38.13).

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Long Term Incentive Plan

During the year ended December 31, 2012, the Company awarded 49,716 (2011 – 50,745) shares of common stock with a two year holding period and granted 243,426 (2011 – 373,853) options under this plan.  The Company used as its assumptions for calculating the fair value a risk free interest rate of 1.26% to 1.42% (2011 – 0.85% to 0.93%), weighted average volatility of 36.93% to 39.84% using a historical share price (2011 – 36.7% to 40.67%), expected lives ranging from 3 to 4 (2011 – 1.8 to 3.0) years, historical expected dividend yield of 1.1%, and an exercise price of CAD$18.53 (2011 – CAD$24.90) per share.  The weighted average fair value of each option was determined to be CAD$4.69 (2011 – CAD$5.99).

During the year end December 31, 2012, 4,424 common shares were issued for proceeds of $0.08 million in connection with the exercise of options under the plan (December 31, 2011 – 90,093 common shares for proceeds of $2.2 million).

Replacement Awards

During the year ended December 31, 2012, 284,372 common shares were issued for proceeds of $3.1 million, including 90,197 common shares that were issued by way of a cashless option exercise valued at $1.7 million (2011 – nil).

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2012.  The underlying option agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2012	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at December 31, 2012	Weighted Average Exercise Price CAD$
$15.66 - $17.73	320,044	17.54	$17.22	320,044	$17.22
$17.74 - $22.23	376,507	54.45	$19.84	-	$-
$22.24 - $25.19	1,305,841	49.13	$24.83	1,056,624	$24.79
$25.20 - $36.66	96,246	0.33	$36.66	96,246	$36.66
$36.67 - $40.22	97,927	59.30	$40.22	97,927	$40.22
	2,196,565	43.75	$24.07	1,570,841	$24.94

For the year ended December 31, 2012, the total employee stock-based compensation expense recognized in the income statement was $4.1 million (2011 - $3.5 million).

Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. in 2009 the Company issued share purchase warrants. The following table summarizes information concerning the warrants outstanding and warrants exercisable as at December 31, 2012.  The underlying option agreements are specified in Canadian dollar amounts.

	Warrants Outstanding			Warrants Exercisable
Exercise Price CAD$	Number Outstanding as at December 31, 2012	Average Remaining Contractual Life (months)	Average Exercise Price CAD$	Number Exercisable as at December 31, 2012	Average Exercise Price CAD$
$35.00	7,814,605	23.20	$35.00	7,814,605	$35.00

The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.  During the year ended December 31, 2012, there was a derivative gain of $15.1 million (2011 – gain of $101.8 million).  The following table provides detail on the movement of the share purchase warrant liability between December 31, 2011 and December 31, 2012:

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Share Purchase Warrant Liability
December 31, 2010	$127,890
Warrants exercised during the year	(2,411)
Mark-to-market gain on the revaluation of warrants	(101,828)
December 31, 2011	$23,651
Warrants exercised during the year	(1)
Mark-to-market gain on the revaluation of warrants	(15,056)
December 31, 2012	$8,594

The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated warrants.  Assumptions used are as follows:

	December 31, 2012	December 31, 2011
Warrant strike price	$35.00	$35.00
Exchange rate	1.0051	0.9771
Risk-free interest rate	1.1%	1.0%
Expected dividend yield	1.1%	0.5%
Expected stock price volatility	43.0%	41.5%
Expected warrant life in years	1.93	2.9
Quoted market price at period end	$18.64	$22.28

The conversion feature on the convertible note, further discussed in Note 17, is considered an embedded derivative and is classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.  At December 31, 2012, the total unrealized derivative gain attributable to both the warrants and convertible notes was $24.2 million (2011 - $101.8 million).

Restricted Share Units (RSUs)

Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share.  The RSUs are settled in cash and vest in two instalments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant.  Additional RSUs are credited to reflect dividends paid on Pan American common share over the vesting period.

Compensation expense for RSU’s was $0.08 million in 2012 (2011 – N/A) and is presented as a component of general and administrative expense.  At December 31, 2012, the weighted average remaining contractual life of RSUs was 1.5 years.

RSU Activity	Number Outstanding	Fair Value
As at December 31, 2011	-	$-
Granted	91,226	1,704
Change in value	-	5
As at December 31, 2012	91,226	$1,709

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.  On May 15, 2012, the directors of the Company approved the extension of the Key Employee Long Term Contribution Plan (the “2012 Contribution Plan”), effective on June 1, 2012.

The 2012 Contribution Plan is a two year plan with a percentage of the retention bonus payable at the end of each year of the program.  The 2012 Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for two years starting in June 2012.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 2 year period of the plan is $7.8 million.  As of December 31, 2012, $7.8 million remains to be paid as

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

described in Note 8.  No shares will be issued from the treasury pursuant to the 2012 Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities.  The Company’s Contribution Plan is classified and accounted for as a financial liability and as such this liability is marked-to-market with changes in value included in net earnings. During the year ended December 31, 2012, there was a $0.3 million unrealized gain on the mark-to-market of the Contribution Plan.  The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated Contribution Plan.  Assumptions used are as follows: stock price - $18.64 CAD, exercise price - $17.91 CAD, expected life in years – 0.42 and 1.42 years, annualized volatility 44.33% and 43.93%, expected dividend yield – 1.1% risk free interest rate - 1.1%, exchange rate (1CAD=USD) – 1.0051.

Issued share capital

The Company is authorized to issue 200,000,000 common shares of no par value.

Normal Course Issuer Bid

On August 26, 2011, the Company received regulatory approval for a normal course issuer bid to purchase up to 5,395,540 of its common shares, during the one year period from September 1, 2011 to August 31, 2012.  The Company completed the approved normal course issuer bid program during the quarter ended September 30, 2012.

On August 29, 2012, the Company received regulatory approval for a second normal course issuer bid to purchase up to 7,607,277 of its common shares, during the one year period from September 4, 2012 to September 3, 2013.

During the year ended December 31, 2012, the Company purchased and cancelled 2,411,240 shares (2011 – 3,582,200) for a total consideration of $41.7 million allocated between retained earnings ($4.9 million) and share capital ($36.8 million) (2011 - $94.0 million, $51.7 million, and $42.3 million, respectively).

Dividends

On February 22, 2012, the Company declared a dividend of $0.0375 per common share paid to holders of record of its common share as of the close of business on March 5, 2012.

On May 15, 2012, the Company declared a quarterly dividend of $0.0375 per common share paid to holders of record of its common shares as of the close of business on May 28, 2012.

On August 14, 2012, the Company declared a quarterly dividend of $0.05 per common share paid to holders of record of its common shares as of the close of business on August 27, 2012.

On November 7, 2012, the Company declared a quarterly dividend of $0.05 per common share paid to holders of record of its common shares as of the close of business on November 19, 2012.

On February 20, 2013, the Company declared dividends payable of $0.125 per common share for total dividends of $19.0 million, payable to holders of record of its common shares as of the close of business day on March 4, 2013. These dividends were not recognized in the year ended December 31, 2012.

20.	Production Costs

Production costs are comprised of the following:

	2012	2011
Consumption of raw materials and consumables	$175,503	$121,366
Employee compensation and benefits expense	149,082	119,430
Contractors and outside services	105,210	69,740
Utilities	24,512	39,446
Other expenses	49,556	18,755
Changes in inventories	(29,862)	(27,374)
	$474,001	$341,363

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

21.	Employee Compensation and Benefit Expenses

	2012	2011
Wages, salaries and bonuses	$181,437	$148,951
Share-based payments	3,443	3,502
Total employee compensation and benefit expenses	184,880	152,453
Less: Expensed within General and Administrative expenses	(18,115)	(15,953)
Less: Expensed Exploration expenses	(8,847)	(8,205)
Less: Capitalized in inventory	(8,836)	(8,865)
Employee compensation and benefits expenses included in production costs	$149,082	$119,430

22.	Earnings Per Share (Basic and Diluted)

	2012			2011
	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Net Earnings(1)	$87,359			$352,494
Basic EPS	$87,359	140,883	0.62	$352,494	106,434	3.31
Effect of Dilutive Securities:
Stock Options	-	107		-	164
Convertible notes	(9,103)	1,452		-	-
Diluted EPS	$78,256	142,442	0.55	$352,494	106,598	3.31

(1)	Net earnings attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the year ended December 31, 2012 were 9,447,700 out-of-money options and warrants (2011 – 8,018,637).

23.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Changes in non-cash operating working capital items:	2012	2011
Trade and other receivables	$(20,418)	$(8,595)
Inventories	(30,804)	(28,416)
Prepaid expenditures	1,283	(2,799)
Accounts payable and accrued liabilities	27,462	2,631
Provisions	253	(2,256)
	$(22,224)	$(39,435)

Significant non-cash items:	2012	2011
Fair value of shares issued as part of Minefinders acquisition	$1,088,104	$-
Replacement awards issued as part of the Minefinders acquisition	$10,739	$-
Post-acquisition expenditures associated with the replacement awards	$699	$-
Fair value adjustment of options and warrants exercised	$1,765	$2,914
Advances received for construction and equipment leases	$11,538	$26,757
Share-based compensation issued to employees and directors	$1,060	$1,329

24.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia.

	Year ended December 31, 2012
	Peru				Mexico			Argentina		Bolivia
	Huaron	Morococha	Quiruvilca		Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$100,787	$78,609		$13,954	$139,406	$201,195	$126,360	$171,943	$-	$96,340	$-	$928,594
Depreciation and amortization	$(8,686)	$(11,117)		$(340)	$(26,802)	$(16,337)	$(4,761)	$(27,785)	$(296)	$(11,299)	$(730)	$(108,153)
Exploration and project development	$(813)	$(2,335)		$-	$(2,420)	$(1,806)	$(1,129)	$(217)	$(10,482)	$-	$(17,544)	$(36,746)
Acquisition costs	$-	$-		$-	$-	$-	$-	$-	$-	$-	$(16,162)	$(16,162)
Interest income	$494	$55		$136	$659	$21	$17	$115	$-	$-	$1,079	$2,576
Interest and financing expenses	$(739)	$(675)		$(313)	$(112)	$(192)	$(238)	$(1,466)	$(46)	$(298)	$(3,599)	$(7,678)
Gain (loss) on disposition of assets	$28	$243		$-	$(10)	$13	$(51)	$289	$-	$-	$9,140	$9,652
Gain on derivatives	$-	$-		$-	$-	$-	$-	$-	$-	$-	$24,159	$24,159
Foreign exchange (loss) gain	$(177)	$49		$(42)	$(2,165)	$(464)	$(1,433)	$(5,108)	$3,049	$632	$11,236	$5,577
Gain on commodity and foreign currency contracts	$-	$-	$		$-	$-	$-	$-	$-	$-	$421	$421
Impairment charge	$-	$-		$-	$-	$-	$-	$-	$(100,009)	$-	$-	$(100,009)
Earnings (loss) before income taxes	$18,468	$(4,119)		$(1,433)	$31,015	$121,812	$71,999	$19,100	$(109,216)	$27,621	$6,088	$181,335
Income taxes (recovery)	$(6,925)	$(3,124)		$318	$(6,662)	$(39,797)	$(14,220)	$(13,312)	$1,439	$(8,492)	$(3,047)	$(93,822)
Net earnings (loss) for the period	$11,543	$(7,243)		$(1,115)	$24,353	$82,015	$57,779	$5,788	$(107,777)	$19,129	$3,041	$87,513
Capital expenditures	$22,936	$27,194		$353	$59,038	$10,936	$21,700	$15,858	$11,292	$3,053	$1,786	$174,146
Total assets	$157,476	$210,319		$-	$1,358,817	$179,883	$123,965	$301,472	$469,897	$105,298	$480,852	$3,387,979
Total liabilities	$49,337	$72,271		$-	$313,228	$9,037	$20,842	$83,794	$1,582	$34,309	$76,850	$661,250

	Year ended December 31, 2011
	Peru			Mexico			Argentina		Bolivia
	Huaron	Morococha	Quiruvilca	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$99,236	$83,467	$45,927	$-	$174,387	$147,654	$213,796	$-	$85,446	$5,362	$855,275
Depreciation and amortization	$(6,515)	$(9,679)	$(1,515)	$-	$(16,637)	$(4,077)	$(33,675)	$(207)	$(9,985)	$(466)	$(82,756)
Exploration and project development	$(303)	$(3,619)	$-	$-	$(2,098)	$(845)	$(2,189)	$(20,705)	$-	$2,032	$(27,727)
Interest income	$326	$103	$58	$-	$-	$17	$12	$228	$216	$521	$1,481
Interest and financing expenses	$(358)	$(514)	$(648)	$-	$(363)	$(313)	$(1,468)	$(67)	$(317)	$(2,151)	$(6,199)
Gain (loss) on disposition of assets	$(65)	$1,097	$-	$-	$8	$124	$-	$-	$26	$-	$1,190
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$-	$101,828	$101,828
Foreign exchange gain (losses)	$(456)	$(300)	$(180)	$-	$331	$775	$(2,490)	$557	$(38)	$(6,325)	$(8,126)
Gain on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$-	$681	$681
Earnings (loss) before income taxes	$33,194	$17,477	$13,143	$-	$115,293	$104,254	$68,066	$(22,008)	$38,398	$103,447	$471,264
Income tax expense	$(9,260)	$(4,683)	$(5,045)	$-	$(36,261)	$(30,418)	$(14,737)	$(202)	$(15,045)	$(1,467)	$(117,118)
Net earnings (loss) for the year	$23,934	$12,794	$8,098	$-	$79,032	$73,836	$53,329	$(22,210)	$23,353	$101,980	$354,146
Capital expenditures	$13,021	$41,669	$1,515	$-	$8,287	$13,301	$16,916	$22,333	$4,975	$23,746	$145,763
Total assets	$69,014	$160,773	$79,613	$-	$128,875	$95,274	$340,659	$559,911	$118,147	$399,530	$1,951,796
Total liabilities	$22,397	$65,256	$54,586	$-	$12,258	$22,652	$248,016	$3,086	$67,242	$(145,784)	$349,709

Product Revenue	2012	2011
Refined silver and gold	$554,813	$432,634
Zinc concentrate	72,502	67,037
Lead concentrate	120,178	156,960
Copper concentrate	181,101	198,644
Total	$928,594	$855,275

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The Company has 15 customers that account for 100% of the concentrate and silver and gold sales revenue.  The Company has 4 customers that accounted for 27%, 27%, 13% and 10% of total sales in 2012, and 4 customers that accounted for 34%, 21%, 15% and 14% of total sales in 2011.  The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s results of operations, financial condition, and cash flows.

25.	Other Income

	2012	2011
Insurance proceeds, net(1)	$-	$3,849
Royalties income	323	1,039
Transaction break fee	-	1,400
Reversal of present value long term receivable	-	2,174
Income – Quiruvilca property(2)	1,572	-
Initiation fee on Shalipayco property(3)	2,500	-
Chinalco grants (Note 11)	-	4,546
Other	975	2,720
Total	$5,370	$15,728

(1)	Represents insurance recoveries related to the theft of doré at one of the Company’s mines.
(2)	Represents income received on the Quiruvilca sales agreement. Refer to Note 6 for further details.
(3)	Represents an initiation fee paid by a third party to commence exploration activities on the Shalipayco property.

26.	Income Taxes

	2012	2011
Current taxes
Current tax expense in respect of the current year	93,857	110,620
Adjustments recognized in the current year with respect to prior years	7,193	(1,273)
	101,050	109,347
Deferred taxes
Deferred tax expense recognized in the current year	(2,705)	4,133
Adjustments recognized in the current year with respect to prior years	(4,523)	3,638
	(7,228)	7,771
Provision for income taxes	$93,822	$117,118

As of January 1, 2012, the applicable income tax rate in Canada was reduced from 26.5% to 25%.  The change in tax rate has no income tax impact because of the tax losses carried forward.

Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods.  The main factors which have affected the effective tax rates for the year ended December 31, 2012 and the comparable period of 2011 were the non-taxable portion of unrealized gains and losses on the Company’s derivatives, foreign income tax rate differentials, foreign exchange and non-recognition of certain deferred tax assets.  In addition, the Company took a non-cash impairment charge on its Navidad assets. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	2012	2011
Income before taxes	181,335	471,264
Statutory tax rate	25.0%	26.5%
Income tax expense based on above rates	$45,334	$124,885
Increase (decrease) due to:
Non-deductible expenses	5,196	2,028
Increase to estimated deductible expenses not recorded in earnings	(3,009)	(12,986)
Change in net deferred tax assets not recognized	5,145	286
Non-taxable unrealized (gain) on derivative financial instruments - warrants	(6,040)	(26,984)
Foreign tax rate differences	(1,141)	14,642
Effect of other taxes paid (mining and withholding)	9,418	9,914
Change in net deferred tax assets not recognized for exploration expenses	2,111	6,207
Foreign exchange (gain) loss	(2,716)	2,277
Impairment of Navidad	35,003	-
Other	4,521	(3,151)
	$93,822	$117,118
Effective tax rate	51.7%	24.9%

Deferred tax assets and liabilities

The following is the analysis of the deferred tax assets (liabilities) presented in the consolidated financial statements:
	December 31, 2012	December 31, 2011
Net deferred assets (liabilities) beginning of year	$(50,749)	$(42,978)
Deferred tax liability resulting from Minefinders acquisition (Note 6)	(265,275)	-
Recognized in net earnings in year	7,228	(7,771)
Deferred tax assets derecognized for investment sold (Note 6)	(11,384)	-
Net deferred assets (liabilities) end of year	$(320,180)	$(50,749)
Deferred tax assets	1,450	4,170
Deferred tax liabilities	(321,630)	(54,919)
Net deferred tax assets (liabilities)	$(320,180)	$(50,749)

Components of deferred tax assets and liabilities

The deferred tax assets (liabilities) are comprised of the various temporary differences as detailed below:

	December 31, 2012	December 31, 2011
Deferred tax assets (liabilities) arising from:
Closure and decommissioning costs	$7,004	$11,604
Tax losses	110	-
Provision for doubtful debts and inventory adjustments	-	345
Provision for employee (vacation, severance, retirement)	408	92
Accounts payable and accrued liabilities	8,636	6,657
Trade and other receivables	8,612	15,103
Mineral properties, plant, and equipment	(328,642)	(71,300)
Estimated sales provisions	(11,351)	(14,616)
Prepaids and other current assets	(5,434)	(1,000)
Withholding tax obligations	(834)	-
Other temporary differences and provisions	1,311	2,366
Net deferred tax asset (liability)	$(320,180)	$(50,749)

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Included in the amounts above are the following deferred tax assets (liabilities) resulting from the acquisition of Minefinders:

	December 31, 2012		December 31, 2011
Deferred tax assets (liabilities) arising from:	$		$
Closure and decommissioning costs		623		-
Provisions for doubtful debts and inventory adjustments		(8,153)		-
Accounts payable and accrued liabilities		472		-
Mineral properties, plant and equipment		(257,365)		-
Prepaids and other current assets		(416)		-
Other temporary differences and provisions		(436)		-
Net deferred tax asset (liability)		$(265,275)		$-

Unrecognized deductible temporary differences, unused tax losses and unused tax credits

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2012	December 31, 2011
Tax loss (revenue in nature)	$127,185	$86,015
Net tax loss (capital in nature)	10,531	10,022
Resource pools	23,500	12,773
Financing fees	5,833	9,650
Property plant and equipment	16,609	5,524
Closure and decommissioning costs	22,842	17,567
Exploration expenses	22,822	11,971
Vacation accruals	998	1,048
Other temporary differences	654	98
	$230,974	$154,668

Included in the above amount are the losses, which if not utilized will expire as follows:

	Canada	US	Mexico	Total
2013	$413	$-	$-	413
2014	11,180	-	-	11,180
2015	20,572	-	-	20,572
2016 -2026 and after	71,623	13,117	10,280	95,020
Total tax losses	$103,788	$13,117	$10,280	127,185

Taxable temporary differences associated with investment in subsidiaries

As at December 31, 2012, taxable temporary differences of $126.8 million (2011 – $138.7 million) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

27.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 8.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

c.	Credit Facility

On October 10, 2008, Pan American entered into a $70 million revolving credit facility (“the Facility”) with Scotia Capital and Standard Bank Plc (“the Lenders”). The purpose of the Facility is for general corporate purposes, including acquisitions.  The Facility, which is principally secured by a pledge of Pan American’s equity interests in its material subsidiaries, had a term of four years.  On December 20, 2010 the Company amended the Facility by, among other things, extending the term to December 20, 2014 and increased the amount of the Facility to $150 million by expanding the number of Lenders to include West LB, CIBC and BMO. The interest margin on the renewed Facility ranges from 3.00% to 4.00% over LIBOR, based on the Company’s net debt to EBITDA ratio. Pan American has agreed to pay a commitment fee of between 0.90% and 1.20% on undrawn amounts under the Facility, depending on the Company’s net debt to EBITDA ratio. The Company cancelled the $150 million credit facility effective December 31, 2012.

d.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and are generally becoming more restrictive.  The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of December 31, 2012 and December 31, 2011 $45.6 million and $55.8 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 15.

e.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates.  Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.  The long term portion of the Company’s current income taxes payable is nil (2011 - $2.3 million)

f.	Finance Leases

The present value of future minimum lease payments classified as finance leases at December 31, 2012 is $36.4 million (2011: $9.8 million) and the schedule of timing of payments for this obligation is found in Note 16.

g.	Law changes in Argentina

Government regulation in Argentina related to the economy has increased substantially over the past year.  In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. During 2012, an Argentinean Ministry of Economy and Public Finance resolution reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

h.	Labour law changes in Mexico

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits.  These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company.  At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company.  Based on this assessment, the Company has not accrued any amounts for the year ended December 31, 2012.  During 2013, the Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

i.	Political changes in Bolivia

In early 2009, a new constitution was enacted in Bolivia that further entrenches the government’s ability to amend or enact certain laws, including those that may affect mining. On May 1, 2011, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

j.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

k.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

l.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below.  Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011.  The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales.  In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit.  Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits.  The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”.  Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges.  Additionally, the governor of the province of Chubut, Argentina, has submitted to the provincial legislature draft law which if passed will introduce a 5% net smelter return royalty, in addition to the 3% provincial royalty discussed above.  Refer below to the Navidad project section below for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project.  Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative.  The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 18.

Huaron and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property.  In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

fee of 37.5% (the “Participation Fee”) of the operation’s cash flow.  Once full commercial production of San Vicente began, the Participation Fee was reduced by 75% until the Company recovered its investment in the property.  The Participation Fee has now reverted back to the original percentage.  For the year ended December 31, 2012, the royalties to COMIBOL amounted to approximately $20.2 million (2011 - $12.6 million).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter return royalty (as per the Agreement) payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.  In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible.

Dolores mine

Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. For the year ended December 31, 2012, the royalties to Royal Gold amounted to approximately $3.4 million (2011 - nil).

Navidad project

In late June 2012 the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province’s direct participation in all mining projects, including Navidad.
In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has been forced to temporarily suspend project development activities at Navidad. As a consequence of these events, Pan American recognized an impairment charge of $100.0 million against the carrying value of the project for the year ended December 31, 2012.

The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

28.	Related Party Transactions

During the year ended December 31, 2012, a company indirectly owned by a trust of which a director of the Company is a beneficiary, was paid approximately $0.3 million (2011 - $0.4 million) for consulting services.  Similarly, at December 31, 2012 an accrual was recorded for consulting services for a nominal amount (2011 - $0.01 million). These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the year was as follows:

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011
Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	2012	2011
Short-term benefits	$7,288	$7,451
Share-based payments	1,857	2,245
	$9,145	$9,696

29.	Subsequent Events

On February 24, 2013, the Company signed an agreement with Esperanza Resources Corp. which contemplates the transfer of certain non-core gold assets in the Company’s mineral property portfolio including the La Bolsa, Calcatreu and Pico Machay early stage projects to Esperanza.  Preliminary details of the proposed transaction are that in exchange for these properties plus CAD $35 million dollars; the Company would receive an aggregate of 71.5 million shares and 10 million warrants (at a CAD $1.80 strike price).  Also, the Company plans to make available a CAD $15 million standby convertible credit facility. The financial effect cannot be determined due to the early stage of this transaction. The transaction is expected to close during the second quarter of 2013.

Document 2

Management’s Discussion and Analysis
for the Year Ended December 31, 2012

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	4
Highlights of 2012	5
2013 Operating Outlook	7
2013 Project Development Outlook	12
2012 Operating Performance	12
2012 Project Development Update	22
Overview of 2012 Financial Results	24
Investments and Investment Income	32
General and Administrative Expense	32
Related Party Transactions	32
Exploration and Project Development	33
Liquidity Position	34
Capital Resources	34
Financial Instruments	36
Closure and Decommissioning Cost Provision	37
Contractual Commitments and Contingencies	38
Minefinders Transaction	39
Purchase Allocation	40
Risks and Uncertainties	43
Significant Judgements and Key Sources of Estimation Uncertainty in the Application of Accounting Policies	51
Changes in Accounting Standards	56
Governance Corporate Social Responsibility and EnvironmentAL Stewardship	58
Subsequent Events	60
Disclosure Controls and Procedures	61
Mineral Reserves and Resources	63

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 22, 2013

INTRODUCTION

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2012 and the related notes contained therein.  All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise.  The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Pan American’s significant accounting policies are set out in Note 2 of the Audited Consolidated Financial Statements.  This MD&A refers to various non-Generally Accepted Accounting Principles (“GAAP”) measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these measures as calculated by the Company, detailed descriptions and reconciliations have been provided where applicable.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

The scientific or technical information in this MD&A, which includes mineral reserve and resource estimates for the Huaron, Morococha, Alamo Dorado, La Colorada, Dolores, Manantial Espejo, San Vicente, Pico Machay, and Calcatreu  properties were based upon information prepared by or under the supervision of Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration and Martin G. Wafforn, P.Eng., Vice President Technical Services, who are “Qualified Persons” for purposes of National Instrument 43-101.  Navidad resource estimates were prepared by Pamela De Mark, P. Geo., Director, Resources who is also a Qualified Person for purposes of National Instrument 43-101.  Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

This MD&A includes estimates of future silver and other metal sale prices as well as production rates for silver and other metals, future cash and total costs of production at each of the Company’s properties, and capital expenditure forecast at each of the Company’s properties which are all forward-looking estimates. No assurance can be given that the forecasted sale prices of silver and other metals, quantities of silver and other metals will be produced, or that projected cash costs or forecast capital costs will be achieved.  Expected future metal prices, production, cash costs and capital costs are inherently uncertain and could materially change over time. The Company’s mineral production, cash costs, and capital expenditures may differ materially from the forecasts in this MD&A.  Readers should review those matters discussed herein under the heading “Risks and Uncertainties” and are advised to read the “Cautionary Note Regarding Forward Looking statements” contained herein.

CORE BUSINESS AND STRATEGY

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America.  The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the NASDAQ Exchange in New York (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  To achieve this vision, we base our business on the following strategy:

•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating, and financing knowledge and experience that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American.  We are committed to

Pan American Silver Corp.	4

maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Pan American’s priority at every operation is the safety of our employees.  We believe that comprehensive and continuous training is fundamental to the safety of our employees. With our safety training and strictly enforced safety procedures, our goal is to continually improve our safety performance and remain industry leaders in the health and safety of our workers.

The Company recognizes that the skills, innovation and dedication of our employees and contractors are important drivers of our success. We also recognize the vital contribution they make to the economic prosperity of the communities in which we operate. As such, we offer leading career development opportunities, competitive remuneration, an engaging working environment and a supportive culture where fairness, respect, safety and diversity are valued and practiced.

The Company is committed to operating our mines and developing new projects in an environmentally responsible manner.  We have developed a comprehensive environmental policy, which all operations adhere to and apply to their short and long-term plans. This policy addresses topics that include water use and recycling, waste disposition, the research and use of alternative energies, compliance with required laws, closure requirements and education initiatives.  Each operation runs unique environmental programs according to its location, needs, resources and processes.  We have a proactive approach to minimizing and mitigating environmental impacts during all phases of the mining cycle from exploration through project development and into full mining operations. This is accomplished by applying prudent design and operating practices, continuous monitoring and by providing training and education for the employees and contractors who work at our facilities.

HIGHLIGHTS OF 2012

OPERATIONS & PROJECT DEVELOPMENT

•	Record Silver and Gold Production

Silver production was a record 25.1 million ounces in 2012, an increase of 15% over the 21.9 million ounces produced in 2011, while gold production also set a new Company record at 112,300 ounces, 43% higher than 2011 production. While these increases in precious metal production were mainly attributable to additional production from the Dolores mine in Mexico, which was acquired upon the closing of the Minefinders transaction on March 30, 2012, increases in silver production over 2011 were recorded at all of Pan American’s mines, other than Manantial Espejo in Argentina. These increases in silver production more than offset the loss of production resulting from the sale of the Quiruvilca mine in Peru on June 1, 2012.

•	Minefinders acquisition completed

On March 30, 2012, the Company completed the previously announced plan of arrangement under the Business Corporations Act (Ontario) whereby Pan American acquired all of the issued and outstanding common shares of Minefinders.

Pan American Silver Corp.	5

Pan American’s management believes that the strategic benefits to shareholders resulting from the acquisition include: (i) enhanced portfolio diversification of producing assets into a more stable mining jurisdiction, (ii) additional near-term cash flow, (iii) improved organic growth opportunities, (iv) a meaningful reduction of average silver cash costs across the Company’s production portfolio, (v) addition of significant silver and gold mineral reserves and resources with excellent potential to increase even further through exploration; and (vi) increases in the Company’s exposure to the prices of silver and gold.

•	Exploration Success

On August 15, 2012, the Company reported excellent drill results from this year's ongoing exploration programs at the La Colorada mine and one of its development projects, the Waterloo silver project in San Bernardino County, California. At La Colorada, the drill program continued to target both oxide and sulphide mineralization with impressive results being returned in both areas of the mine, which have been incorporated into the December 2012 Mineral Reserves and Resources update.  At Waterloo, Pan American decided to actively evaluate the potential of the property and started a first phase drilling campaign in 2012. The initial drill program consisted of 11 reverse circulation (“RC”) holes for a total of 974 metres, with all holes returning consistent high grade and wide intersects starting from the surface in most holes. Work to evaluate Waterloo’s development potential is continuing with a second phase of RC and diamond drilling in order to confirm the historic mineral resource, metallurgical testing, geological mapping and topographic surveying.

•	Navidad Development Pending Provincial Legislation Reform

In July 2012, Pan American reported that the Governor of the province of Chubut submitted a draft bill to the provincial legislature that would regulate all oil and gas and mining activities in the province.  The draft legislation incorporated the long-awaited and expected zoning of the province, which would allow for the development of Navidad as an open pit mine.  However, the same draft legislation proposed to introduce a series of new regulations which would significantly increase provincial royalties and impose the province’s direct participation in all mining projects, including Navidad. In view of the uncertainty surrounding the legislation, the Company has been forced to place the Navidad project on care and maintenance in the fourth quarter.  As a consequence of these events, as well as rampant inflation in Argentina, Pan American recognized an impairment charge of $100 million against the carrying value of the project in the fourth quarter of 2012.

The Company remains committed to the eventual development of Navidad and to contributing to the positive economic and social development of the province of Chubut should a more favorable legislative framework be adopted.

•	Robust Proven and Probable Silver Mineral Reserves

A successful exploration and resource conversion program in 2012 more than replaced mineral reserves that were mined during the year.  As at December 31, 2012, Proven and Probable mineral reserves totalled 317 million ounces. For the complete breakdown of mineral reserves and resources by property and category, refer to section “Mineral Reserves and Resources” contained herein.

Pan American Silver Corp.	6

FINANCIAL

•	Record Revenue

Revenue in 2012 was a record $929 million, an increase of 9% over 2011 revenue, driven primarily by increased quantities of silver and gold sold, partially offset by lower realized prices for silver and base metals.

•	Strong Margins and Adjusted Earnings (1)

Adjusted earnings in 2012 remained healthy at $178 million or $1.26 per share although representing a decline from 2011 results of $251 million of $2.36 per share primarily due to lower realized prices for all metals sold, other than gold.  Pan American was able to achieve a gross margin (mine operating earnings/revenue) of 34% in 2012 despite operating cost pressures and the lower realized metal prices sold, other than gold, as compared to a gross margin of 48% achieved in 2011.

(1)	Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of Adjusted Earnings.

•	Robust Operating Cash Flow and Record Liquidity and Working Capital Position

Cash flow from operations was $193 million, which was sufficient to fund all of the Company’s capital programs and add to our liquidity. The Company had cash and a short term investment balance of $542 million and a working capital position at a record $779 million at December 31, 2012, an increase of $51 million and $212 million, respectively, from a year ago.

•	Return of Value to Shareholders

Strong operating cash flow and net cash acquired from Minefinders facilitated the continued return of value to shareholders in 2012 by way of approximately $25 million in dividend payments and $42 million of common share repurchases under the Company’s normal course issuer bid programs. The Company received approval and commenced a second share repurchase program in 2012 after completing the first program, which started in September, 2011 and finished in July, 2012.  The Company also announced in February 2013 an increase to its existing quarterly dividends, bringing the quarterly dividend to an industry leading $0.125 per share or $0.50 on an annual basis.

2013 OPERATING OUTLOOK

These estimates are forward-looking statements and information and; they are subject to the cautionary note regarding the risks associated with forward looking statements and information at the end of this MD&A.

The following tables set out management’s 2013 forecast for each operation’s silver production, cash and total costs per ounce, by-product production, and expected capital investments.

Pan American Silver Corp.	7

Silver Production, Cash and Total Costs Forecasts

	Silver Production ounces million	Cash Costs per ounce (1)	Total Costs per ounce (1)
La Colorada	4.60 - 4.70	$9.00 - $9.75	$10.33 - $11.08
Alamo Dorado	4.80 - 5.00	$8.25 - $8.50	$11.21 - $11.46
Dolores	3.25 - 3.45	$2.25 - $3.50	$19.02 - $20.27
Huaron	2.85 - 2.95	$20.00 - $22.00	$23.82 - $25.82
Morococha	2.40 - 2.60	$20.50 - $22.25	$26.46 - $28.16
San Vicente	3.75 - 3.85	$17.26 - $18.00	$20.57 - $21.31
Manantial Espejo	3.35 - 3.45	$13.00 - $14.25	$21.06 - $22.31
Consolidated Total	25.00 - 26.00	$11.80 - $12.80	$17.57- $18.57
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales. The cash cost forecasts assume by-product credit prices of $1,925/tonne ($0.87lb) for zinc, $1,975/tonne ($0.90/lb) for lead, $7,800/tonne ($3.54/lb) for copper, and $1,600/oz for gold.

By-product Production Forecast
	Gold ounces	Zinc tonnes	Lead tonnes	Copper tonnes
La Colorada	4,300 - 4,500	5,000 - 5,800	2,800 - 2,900	-
Alamo Dorado	16,000 -16,500	-	-	70 - 80
Dolores	63,500 - 68,000	-	-	-
Huaron	500 - 1,000	11,000 - 11,700	4,200 - 4,500	1,750 - 2,100
Morococha	2,200 - 2,500	13,500 - 15,000	3,950 - 4,500	1,680 - 1,820
San Vicente	-	6,000 - 6,500	550 - 600	-
Manantial Espejo	53,500 - 57,500	-	-	-
Consolidated Total	140,000 - 150,000	36,000 - 39,000	11,500 - 12,500	3,500 - 4,000

Capital Expenditure Forecasts
(in millions)
La Colorada	$15.0
Alamo Dorado	$7.5
Dolores	$37.0
Huaron	$20.0
Morococha	$15.0
San Vicente	$11.5
Manantial Espejo	$20.0
Mine Capital	$126.0
Project Development Capital (Dolores)	$31.0
Total Capital	$157.0

Pan American Silver Corp.	8

2013 Mine Operation Forecasts

•	La Colorada Mine

Increased overall throughput rates, combined with stable grades and recovery rates are expected to result in higher silver, gold and base metal production in 2013.

Cash costs per ounce are expected to increase by between 4% and 13% from 2012’s actual costs due to an expected increase to direct operating costs and treatment charges with a higher component of sulfide ore processing leading to an increase in base metal rich flotation concentrate production, partially offset by the benefits of higher silver production and by an increase in by-product credits.

Capital expenditures at La Colorada in 2013 are expected to decline substantially from 2012 levels, down to $15 million.  Our capital plans at La Colorada are comprised mostly of expenditures related to mine development and equipment purchases for the Estrella and Candelaria mines, an Estrella mine expansion, a continuation of the near-mine exploration drilling program, and an expansion of the crusher/plant dam.

•	Alamo Dorado Mine

The silver grades at Alamo Dorado are expected to decline from the 2012 levels as the reserve depletes, which is expected to result in a modest decline in silver production in 2013 compared with 2012. Similarly, gold grades are also expected to decline, resulting in a decrease in gold production.

Cash costs are expected to increase sharply by 64% to 68% per ounce over 2012 costs, as a result of expected increases in direct operating costs coupled with lower by-product gold production. Cost increases are expected for materials (most notably cyanide and explosives), labour, power, security and community relations.

Capital expenditures are expected to be $7.5 million, predominantly for pre-stripping of the phase II pit expansion, which is expected to cost $5.6 million.

•	Dolores Mine

Silver grades at Dolores are expected to remain at 2012 levels in 2013; whereas, the gold grades are expected to increase according to the areas planned to be mined. Based on the expected grades and benefiting from a full year of production, the mine will maintain annual silver production rates steady with 2012 rates, resulting in 23% to 30% increased expected silver production and 46% and 56% increased expected gold production.

Cash costs per ounce are expected to decrease in the range of 14% to 44%, primarily due to the significantly higher gold by-product gold production credits on a per ounce basis. Unit operating costs are expected to remain similar to 2012’s actual costs, with increases expected in materials and labour costs largely being offset by reductions in mine site general and administrative costs.

Pan American Silver Corp.	9

Capital expenditures, excluding the leach pad expansions projects and mine optimization projects, are expected to be $37 million, predominantly related to mine operations, comprised of pre-stripping of approximately $18 million, truck rehabilitation and other mobile equipment purchases of approximately $8 million, near-mine exploration of approximately $4 million and other sustaining infrastructure of approximately $7 million. In addition to the Dolores “mine capital” budget, capital expenditures relating to the construction and expansion of the mine’s leach pads and mine optimization projects are presented and discussed separately under the next section, 2013 Project Development Outlook.

•	Huaron Mine

In 2013, we plan to modestly increase mining and milling rates at Huaron by approximately 6% from the 2012 rates by increasing the amount of efficient long-hole stoping mining methods in well-defined areas of the mine.  The increased throughput is expected to be offset by modestly lower silver grades and recoveries, resulting in similar silver production to 2012.  Base metal production is also expected to remain similar to 2012 levels.

Cash costs per ounce are expected to increase by 14% to 26% over the 2012 cash costs due to higher expected operating costs combined with a reduction in by-product credits resulting from the assumption of lower by-product metal prices.  Operating costs are expected to rise primarily as a result of higher materials costs, wage increases, increased mine development advances and a stronger local currency.

Capital spending plans at Huaron in 2013 are expected to reach $20 million, allowing for the continuation of long term mine developments advances. A large portion of the budget is also allocated to complete the significant tailings dam expansion project initiated in 2012, the purchase and overhaul of mobile mine equipment, as well as near-mine exploration.

•	Morococha Mine

Tonnes milled, silver and zinc grades and recoveries at Morococha in 2013 are all expected to improve slightly compared to 2012 actuals, resulting in an expected 15% to 25% increase in produced silver and similar increases in by-product base metal production.

We anticipate that the improved production rates at Morococha will result in cash costs per ounce being 5% to 13% lower than 2012 cash costs. Base metal by-product credits are expected to remain steady as higher levels of base metal production is expected to be offset by lower metal prices, relative to 2012. Operating costs per tonne milled are expected to decline over 2012 actual costs primarily as a result of the benefit of an improvement in throughput rates and implementation of more mechanized mining methods in certain areas, despite increased materials costs and a stronger local currency.

Morococha’s capital budget totals $15 million, and represents a substantial reduction from capital expenditure levels in 2012.  The majority of the capital expenditures in 2013 are planned for the mine and include ramp development advances and ventilation

Pan American Silver Corp.	10

system expansions, overhaul and replacements of certain aged mobile mine equipment and near-mine exploration activities.

•	San Vicente Mine

Our plans for San Vicente in 2013 contemplate a rise in throughput rates while being able to hold silver grades and recoveries close to 2012 levels.  Based on those operating parameters, San Vicente is expected to contribute around 3.8 million ounces of silver to Pan American in 2013 for our 95% interest. Continued development of the high-grade Litoral vein is expected to deliver ore with higher zinc and lead grades than in 2012, and should result in significant increases in zinc and lead production.

Cash costs per ounce are expected to decline by at least 5% over the 2012 actual cash costs due primarily to an increase in by-product credits from higher zinc and lead production in 2013 partially offset with lower base metal price projections. Royalties payable to Comibol, which are calculated on operating cash flow, are expected to constitute as much as 40% of our cash costs in 2013. Costs per tonne milled are budgeted to increase by 7% as compared to 2012 as a result of a 10% increase in operating costs driven predominantly by an 11% increase in materials and a 6% increase in labour costs, partially offset by the cost benefit of processing higher tonnage.

The capital budget for 2013 at San Vicente totals $11.5 million and includes $5.0 million for mine development and underground mobile equipment maintenance, and $3.6 million for a raise of the tailings dam.

•	Manantial Espejo Mine

Our key objectives for 2013 at Manantial Espejo are to increase plant throughput by 7% to 2,150 tonnes per day at a slightly lower silver grade, but a substantially higher gold grade according to the areas of mining scheduled. Achieving the increased throughput rates is dependent on improving mobile equipment and plant availabilities and utilizations from 2012 levels. With steady recovery rates, we expect silver production to decline to around 3.4 million ounces and an increase to gold production to between 53,500 and 57,500 ounces, an increase of at least 23% over 2012 gold production

Cash costs per ounce at Manantial Espejo in 2013 are expected to decline by between 3% and 11%, thanks in large part to higher gold by-product credits and the continued devaluation of the Argentine peso.  Operating costs are expected to increase by approximately 9% due to the expectation of continued cost inflation in Argentina, which especially affects costs of labor and consumables, largely offset by the weaker local currency.
Capital investments in 2013 total $20 million and include the open pit pre-strip development and equipment acquisitions, which are expected to require $13.5 million, while another $2.5 million will be incurred in underground mine development. Expanding and improving the camp infrastructure and mill upgrades are both expected to require approximately $1.1 million each.

Pan American Silver Corp.	11

2013 PROJECT DEVELOPMENT OUTLOOK
The Company’s 2013 Project Development efforts will be primarily dedicated to the Dolores leach pad expansions. We anticipate project capital spending of $31 million at Dolores, $26 million of which is related to expanding the leach pads (pad #2 expansion and pad #3 construction) and $5 million for initiation of an interconnecting grid power line project as well as advancing a study to increase metal recoveries with a grinding circuit.

2012 OPERATING PERFORMANCE

The following table reflects silver production and cash costs at each of Pan American’s operations for 2012, as compared to 2011 and 2010.

	Silver Production (ounces ‘000s)			Cash Costs(1) ($ per ounce)
	2012	2011	2010	2012	2011	2010
La Colorada	4,431	4,296	3,702	$8.64	$7.74	$8.59
Alamo Dorado	5,364	5,300	6,721	$5.05	$4.80	$3.16
Dolores	2,652	-	-	$4.05	-	-
Huaron	2,909	2,769	2,987	$17.51	$14.03	$12.35
Quiruvilca	275	881	1,245	$36.33	$17.47	$5.87
Morococha(2)	2,083	1,712	2,633	$23.48	$16.11	$4.43
San Vicente(3)	3,726	3,130	3,033	$18.92	$13.48	$8.21
Manantial Espejo	3,632	3,767	3,965	$14.65	$7.36	$1.61
Consolidated Total(4)	25,075	21,855	24,286	$12.03	$9.44	$5.69
(1)	Cash costs per ounce is a non-GAAP measurement. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of this measure to our cost of sales.
(2)	Morococha data represents Pan American's 92.2% interest in the mine's production.
(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(4)	Totals may not foot due to rounding.

The graph below presents silver production by mine in 2012 and highlights the diverse nature of Pan American’s silver production.

Pan American Silver Corp.	12

In 2012, Pan American’s silver production increased by 15% from production levels in 2011 of 21.9 million ounces.  While this increase was mainly attributable to additional production from the Dolores mine, which was acquired upon the closing of the Minefinders acquisition transaction on March 30, 2012, increases in silver production were recorded at all of Pan American’s mines, other than Manantial Espejo. These increases in silver production more than offset the loss of production resulting from the sale of the Quiruvilca mine on June 1, 2012.

Silver production in 2012 was at the higher end of management’s forecast range of between 24.25 million and 25.5 million ounces as described in the Q1 2012 MD&A, which incorporated production from Dolores into our forecast. Alamo Dorado, La Colorada, Huaron, Morococha, and San Vicente were at or exceeded the high end of our guidance, while only Manantial Espejo and Dolores were below guidance.

Consolidated cash costs per ounce of silver were $12.03 in 2012, a 27% increase from 2011’s cash costs per ounce of $9.44, but in line with forecast for the year.  This increase was moderated by the contribution of low-cost ounces from Dolores, where cash costs averaged $4.05 per ounce for the nine months under Pan American ownership. Excluding the positive influence of Dolores, the increase in cash costs were primarily due to an 11% increase in unit operating costs per tonne, which were driven by increases in mining royalties, an increase in underground mine development rates at Huaron and Morococha, and higher labour and consumable costs. The increase in operating costs was exacerbated by a 10% decrease in by-product credits as a result of lower gold (ex-Dolores) and base metal by-product production in 2012, combined with lower base metal prices.

The following tables set out the Company’s by-product production over the past three years and the metal prices realized for each metal produced:

Pan American Silver Corp.	13

	By-Product Production
	2012	2011	2010
Gold ounces	112,283	78,426	89,555
Zinc tonnes	36,848	37,234	43,103
Lead tonnes	12,266	12,701	13,629
Copper tonnes	4,162	4,544	5,221

	Realized Prices
	2012	2011	2010
Silver/ounce	$31.26	35.03	19.87
Gold/ounce	$1,672	1,567	1,216
Zinc/tonne	$1,961	2,208	2,160
Lead/tonne	$2,052	2,402	2,147
Copper/tonne	$7,879	8,625	7,457

In 2012, production of gold increased by 43% as a result of additional production from Dolores, which more than offset the decline at Manantial Espejo.  Base metal production declined slightly due to the loss of production from the Quiruvilca mine, offset by increased production from continuing operations.

As first discussed in our Q3 2012 MD&A, gold production in 2012 was trending below management’s expectations and we revised our forecast to 114,000 ounces, below our original guidance of 124,000 to 133,000 ounces.  The primary reasons for the lower than anticipated gold production were (i) at Manantial Espejo, below planned open-pit mining rates were achieved due to low equipment availability, largely as importation restrictions in Argentina persisted and (ii) at Dolores, more dilution than anticipated was incurred in certain narrow structured gold dominant zones, resulting in lower than expected grades being stacked.

Robust base metal production in 2012 at our Peruvian and Bolivian operations, exceeded the high end of management’s forecasted ranges for zinc (33,000 – 34,000 tonnes), lead (11,000 – 11,500 tonnes) and copper (2,500 – 3,000 tonnes).

An analysis of each operation’s 2012 operating performance follows, as compared to 2011 operating performance, and management’s guidance for 2012, as contained in the 2011 year-end MD&A.

Pan American Silver Corp.	14

•	La Colorada Mine

	Twelve months ended
	December 31,
	2012	2011
Tonnes milled	419,591	404,533
Average silver grade – grams per tonne	374	369
Average silver recovery – %	89.6%	89.5%
Silver(1) – ounces	4,431,111	4,295,783
Gold – ounces	3,578	4,104
Zinc – tonnes	5,599	4,466
Lead – tonnes	2,766	2,388

Cash costs per ounce (2)	$8.64	$7.74
Total costs per ounce (2)	$9.96	$8.99

Payable ounces of silver	4,215,075	4,093,851

Capital Expenditures - thousands	$21,700	$13,301
(1)	Reported metal figures in the tables in this section are volume of metal produced.
(2)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

2012 versus 2011

Silver production at the La Colorada mine in 2012 was 4.4 million ounces, a 3% increase compared to the previous year.  This increase was due to higher throughput rates and slightly improved silver grades.  Production of lead and zinc benefited from higher throughput, while anticipated lower gold grades led to a modest decrease in gold production.
Cash costs increased by 12% in 2012 compared to 2011 to $8.64 per ounce as a result of higher operating costs while by-product credits remained similar to the prior year as increased base metal production was offset by lower realized prices and gold production.

2012 versus 2012 Guidance

Silver production at La Colorada in 2012 exceeded the top of management’s forecast range of 4.1 million to 4.26 million ounces, as higher than expected throughput rates and grades were achieved. By-product production also benefited from better than expected throughput rates and recoveries, resulting in gold, zinc and lead production which exceeded our guidance.

Actual cash costs of $8.64 were 9% lower than the bottom of management’s forecast range of between $9.50 and $9.90 per ounce. This positive variance at La Colorada was driven by stronger than expected by-product credits, thanks to higher production and prices, while operating costs were largely as expected.
Capital expenditures at La Colorada during 2012 totalled $21.7 million, which exceeded our forecast of $16.1 million. The capital was spent mainly on advancing both oxide and sulfide tailings dam expansions; mine equipment, infrastructure and development; site

Pan American Silver Corp.	15

infrastructure upgrades and increased exploration drilling particularly given the successes in the Amolillo vein extensions.

•	Alamo Dorado Mine

	Twelve months ended
	December 31,
	2012	2011
Tonnes milled	1,697,941	1,848,230
Average silver grade – grams per tonne	116	105
Average gold grade – grams per tonne	0.38	0.33
Average silver recovery – %	85.6%	83.6%
Silver – ounces	5,364,011	5,299,841
Gold – ounces	17,966	16,607
Copper – tonnes	117	66

Cash costs per ounce (1)	$5.05	4.80
Total costs per ounce (1)	$7.95	8.29

Payable ounces of silver	5,345,677	5,278,892

Capital Expenditures - thousands	$10,936	8,287
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

2012 versus 2011

Alamo Dorado remained the Company’s largest silver producer in 2012, with silver production of 5.4 million ounces, which was a slight increase from the silver production achieved in 2011.  Silver production saw significantly better silver grades and recoveries, partially offset by lower throughput rates, caused by harder ore being processed.  Gold production of approximately 18,000 ounces in 2012 represented an 8% increase over production levels in 2011 as better gold grades and recoveries also overcame the effects of lower throughput rates.

Alamo Dorado’s cash costs per ounce were $5.05 in 2012, a 5% increase from the 2011 cash costs of $4.80 due to higher operating costs, partially offset by higher gold by-product credits due to increased production and stronger realized gold prices in 2012.

2012 versus 2012 Guidance
Alamo Dorado’s silver production in 2012 was right at the top of management’s forecast range of 5.07 million to 5.37 million ounces, the result of silver grades that were well above our expectations, however throughput rates lagged.  Gold production was 17% above the top of our guidance range of 15,300 ounces as actual gold grades significantly exceeded expectations.

Cash costs were 21% lower than the low end of our forecast range of $6.40 to $6.80 per ounce as a result the strong silver production and higher realized gold by-product credits resulting from stronger than expected gold production and gold metal prices.
Capital expenditures at Alamo Dorado during 2012 totalled $10.9 million, compared to management’s guidance of $10.3 million primarily for waste pre-stripping, mine equipment, leach tank expansions and site infrastructure upgrades.

Pan American Silver Corp.	16

•	Dolores Mine*
Nine months ended
December 31,
2012
Tonnes milled	4,346,595
Average silver grade – grams per tonne	42
Average gold grade – grams per tonne	0.40
Average silver recovery – %	45.7%
Average gold recovery – %	78.0%
Silver – ounces	2,652,851
Gold – ounces	43,476

Cash costs per ounce (1)	$4.05
Total costs per ounce (1)	$16.88

Payable ounces of silver	2,646,219

Capital Expenditures - thousands (2)	$59,038

*	Results for the nine months of 2012 that the Company operated the Dolores mine.
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

(2)	Sustaining capital expenditures including capital incurred on the leach pad projects as disclosed in the section Project Development Update.

2012 versus 2012 Guidance

In the first nine months under Pan American stewardship, the Dolores Mine produced 2.7 million ounces of silver and approximately 43,500 ounces of gold. Silver production was 5% below management’s expectations of between 2.8 million and 3 million ounces, a result of mine sequencing and unscheduled crusher repairs that resulted in less ore tonnes stacked than anticipated. Gold production was affected by more dilution than anticipated in some more structurally controlled gold zones being mined during the year, resulting in lower than expected grades being stacked and lagged management’s guidance of between 49,000 and 53,000 ounces in by 11%.

Cash costs for 2012 were $4.05 per ounce of silver, 19% below the $5.00 to $6.00 per ounce forecast provided by management. Operating costs were significantly lower than anticipated, partially offset by lower silver production and lower gold credits than forecasted.

Capital expenditures at Dolores during the last nine months of 2012 totalled $59.0 million, primarily for ongoing leach pad construction, capitalized stripping to develop access to ore that is to be mined in future periods, near-mine exploration drilling, mine equipment refurbishments, and camp expansions. Management continues to focus on stabilizing the heap leach pad operation and advance a thorough analysis of additional optimization opportunities.

Pan American Silver Corp.	17

•	Huaron Mine
	Twelve months ended
	December 31,
	2012	2011
Tonnes milled	683,483	614,437
Average silver grade – grams per tonne	162	177
Average zinc grade – %	2.54%	2.46%
Average silver recovery –%	81.7%	79.1%
Silver – ounces	2,909,890	2,768,768
Gold – ounces	655	1,339
Zinc – tonnes	11,824	9,555
Lead – tonnes	4,727	4,865
Copper – tonnes	2,257	1,278

Cash costs per ounce (1)	$17.51	$14.03
Total costs per ounce (1)	$21.02	$16.89

Payable ounces of silver	2,506,481	2,491,190

Capital Expenditures - thousands	$22,936	$13,021
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

2012 versus 2011

In 2012, mill throughput at Huaron ramped up by 11% relative to 2011 and recoveries improved by 3%, however, these increases were partially offset by an 8% drop in silver grades, resulting in silver production that rose by 5% year-on-year. Zinc and copper production also rose on higher throughput rates and recoveries, by 24% and 77%, respectively. Lead and gold production slipped on account of a drop in grades and recoveries.
Cash costs at Huaron increased by 25% in 2012 to $17.51 per ounce mainly due to a 37% increase in underground mine development advances in actively producing zones, general operating cost escalations and the strengthening local currency.  Cash costs benefited from a rise in by-product credits at Huaron as higher production of zinc and copper were only partially offset by lower lead and gold production and by lower base metal prices in 2012.

2012 versus 2012 Guidance

Silver production in 2012 was 3% ahead of management’s forecast of between 2.73 million and 2.82 million ounces. Throughput rates and recoveries positively outperformed management’s expectations, which were the same reasons that all base metal production was above management’s guidance.
The actual cash costs in 2012 were 16% better than the bottom of our forecast range of $20.90 to $22.70 per ounce.  This positive performance was attributable to higher by-product credits and better than expected silver production.

Capital expenditures at Huaron during 2012 totalled $22.9 million, compared to our forecast of $19.2 million, primarily for mine development, equipment, a tailings dam expansion, site infrastructure upgrades and exploration.

Pan American Silver Corp.	18

Morococha Mine*
	Twelve months ended
	December 31,
	2012	2011
Tonnes milled	535,086	483,104
Average silver grade – grams per tonne	143	128
Average zinc grade – %	2.83%	2.74%
Average silver recovery – %	84.9%	86.1%
Silver – ounces	2,083,726	1,711,668
Gold – ounces	2,840	1,691
Zinc – tonnes	11,925	10,676
Lead – tonnes	3,601	3,050
Copper – tonnes	1,502	1,522

Cash costs per ounce (1)	$23.48	$16.11
Total costs per ounce (1)	$29.75	$22.19

Payable ounces of silver	1,776,333	1,520,702

Capital Expenditures - thousands (2)	$27,194	$17,289
*	Production and cost figures are for Pan American’s 92.2% share only.
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

(2)	Sustaining capital expenditures including capital incurred at the Morococha project as disclosed in the section Project Development Update.
2012 versus 2011

Morococha’s 2012 silver production increased by 22% as compared to 2011 mainly due to an 11% increase in throughput rates combined with 12% better silver grades. Zinc, lead and gold production also benefited from higher throughput rates, while lower copper grades and recoveries resulted in similar production of copper to 2011.
Cash costs at Morococha increased by 46% in 2012 to $23.48 per ounce due to the substantially higher operating costs for 2012 compared to 2011. The increase in operating costs was primarily a result of a 17% increase in underground mine development in actively producing zones, general operating cost escalations and the strengthening local currency. By-product credits remained similar to the prior year as higher by-product production was offset by lower realized prices.

2012 versus 2012 Guidance

Silver production performance at Morococha in 2012 was 14% above the top end of management’s guidance range of 1.74 million to 1.82 million ounces. Similarly, actual gold, lead and copper production all exceeded our guidance ranges, while zinc production was within guidance. Mine sequencing as well as better than expected throughput rates and grades were the main reasons for the positive by-product production variances.

Pan American Silver Corp.	19

The actual cash costs in 2012 were 5% lower than the bottom end of our forecast of $24.60 to $26.50 per ounce due primarily to actual silver production and by-product credits being higher than expected.

Sustaining capital expenditures at Morococha during 2012 totalled $20.8 million, compared to management’s guidance of $19.3 million.  The capital spending was primarily on increased long term mine development infrastructure upgrades, exploration drilling, as well as mine and plant equipment replacements.  In addition, the Company invested $6.4 million in capital for the Morococha project as described in the “2012 Project Development Update” which follows.

•	San Vicente Mine*

	Twelve months ended
	December 31,
	2012	2012
Tonnes milled	306,063	282,960
Average silver grade – grams per tonne	419	382
Average zinc grade – %	2.15%	2.26%
Average silver recovery - %	90.71%	90.1%
Silver – ounces	3,726,024	3,130,145
Zinc – tonnes	4,918	4,792
Copper – tonnes	-	649
Lead - tonnes	432	-
Cash costs per ounce (1)	$18.92	$13.48
Total costs per ounce (1)	$22.05	$17.14

Payable ounces of silver	3,390,683	2,849,243

Capital Expenditures - thousands	$3,053	$4,975
*	Production and interest figures are for Pan American’s 95.0% share only.
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

2012 versus 2011

In 2012, San Vicente’s silver production increased by 19% compared to 2011, mainly due to 10% better grades and 8% higher throughput.  Zinc production improved by 3% while a change in the commercial strategy at San Vicente resulted in our silver concentrates being marketed to lead smelters instead of copper smelters, which means that we are now paid for the lead content of the concentrates, but not for the contained copper. As a consequence, for 2012 we report lead production instead of copper production.

Cash costs at San Vicente increased by 40% to $18.92 in 2012 as compared to the previous year.  The higher cash costs in 2012 resulted from the combined effect of (i) a 113% increase in royalties as a result of increasing the COMIBOL royalty at San Vicente following the recovery of our investment as defined in the joint venture contract, (ii) a 44% increase in smelting costs, primarily due to the deterioration in terms for high silver grade concentrates, (iii) a 13% increase in operating costs, primarily driven by increases in labour costs, and (iv) lower by-product credits due to lower base metal prices and the switch from a copper payment to a lead payment for our concentrates.

Pan American Silver Corp.	20

2012 versus 2012 Guidance

Silver production attributable to Pan American in 2012 of 3.7 million ounces was 6% over management’s forecast range of 3.4 million to 3.52 million ounces, as silver grades surprised on the upside.  Higher than expected lead grades resulted in an 11% positive variance above management’s guidance range while lower than expected zinc grades and recoveries resulted in zinc production that fell 7% short of guidance.

Actual cash costs of $18.92 were 1% above management’s forecast range due to marginally lower than expected by-product credits on lower than expected zinc production.
Capital expenditures at San Vicente during 2012 totalled $2.9 million, which was below management’s forecast of $5.4 million.  Capital spending in 2012 was for mine infrastructure upgrades, additional underground mine equipment and exploration drilling.

•	Manantial Espejo Mine

	Twelve months ended
	December 31,
	2012	2011
Tonnes milled	734,335	697,205
Average silver grade – grams per tonne	170	185
Average gold grade – grams per tonne	1.94	2.48
Average silver recovery - %	89.8%	90.2%
Average gold recovery - %	94.2%	95.1%
Silver – ounces	3,632,550	3,766,504
Gold – ounces	43,339	52,998

Cash costs per ounce (1)	$14.65	$7.36
Total costs per ounce (1)	$22.73	$15.89

Payable ounces of silver	3,625,285	3,758,971

Capital Expenditures - thousands	$15,858	$16,916

(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

2012 versus 2011

Silver production at the Manantial Espejo mine in 2012 was 3.6 million ounces, a 4% decrease from the production level in 2011.  This decrease was a result of an 8% decline in grades combined with a slight dip in recoveries, which outweighed the 5% lift in throughput rates from the previous year.  Gold production dropped by 18% in 2012 due similarly to lower gold grades and recoveries according to the mine sequencing,  which was expected to be approximately 2.05 grams per tonne. Lower gold grades were also partially offset by higher throughput rates.

In 2012, cash costs at Manantial Espejo increased to $14.65, almost double 2011’s cash costs of $7.36 per ounce.  The main drivers of the increase in cash costs were a 13% increase in operating costs together with a 13% decline in by-product gold credits. The higher operating costs were mainly due to an increase in labour costs and the effects from the high sustained inflation rates in Argentina.

Pan American Silver Corp.	21

2012 versus 2012 Guidance

In 2012, Manantial Espejo’s actual throughput rates and silver grades were below management’s forecast, resulting in 15% lower silver production than our forecast range of 4.25 million to 4.5 million ounces. Throughput rates were significantly challenged by mobile equipment availability issues largely as a consequence of importation restrictions that severely limited the flow of spare parts and materials necessary to sustain operations.  Gold production suffered for the same reasons, resulting in a 20% negative variance compared to the lower limit of our range forecast of 54,200 to 58,400 ounces.

The actual cash costs in 2012 of $14.65 per ounce were 41% above the forecast range of $8.60 to $10.40 per ounce. The main drivers for the higher than expected cash costs were lower than expected silver production, compounded by lower by-product gold credits.

Capital expenditures at Manantial Espejo during 2012 totalled $15.2 million, compared to management’s forecast capital expenditures of $17.2 million.  The capital expenditures consisted mainly of camp upgrades, mine development including capitalized stripping, mine and plant equipment upgrades, and infrastructure improvements.

2012 PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts spent at each of Pan American’s significant projects in 2012, as compared to 2011 and 2010. Our accounting policies determine what portion of the amounts spent at our projects is capitalized and what portion is expensed during the period.

Total Project Spending
	2012	2011	2010
Navidad	$20,044	$33,200	$37,177
Dolores leach pads	$21,291	$-	$-
Morococha Project	$6,389	$26,218	$10,259
Calcatreu	$2.407	$1,656	$323
Waterloo	$848	$-	$-
La Preciosa	$989	$2,400	$9,989

•	Navidad

At the Navidad project, the Company spent a total of $20.0 million in 2012, of which $11.3 million was capitalized.

Work during the first half of 2012 focused on the advancement of the project’s Environmental Impact Assessment (“EIA”) and progressing an updated feasibility study.  Progress included updated economics based on current capital and operating costs estimates, and the inclusion of additional mineral resources defined by our exploration drilling program.  Work on the updated feasibility study and EIA was suspended in July 2012 pending clarity and final definition of the draft mining legislation in the province of Chubut, Argentina where Navidad is located. Pan American has curtailed activities related to project engineering, procurement and development until the new the law is

Pan American Silver Corp.	22

passed and the final tax and royalties implications can be assessed.  Local community support activities in Chubut continued in order to sustain the social acceptance of the project which the Company has worked hard to obtain.  The EIA is well advanced, with finalization pending on the passing of a law that permits open pit mining in Chubut.  With the project placed on care and maintenance in the fourth quarter, as part of the fourth quarter testing for the recoverability of asset carrying values (impairment testing), the Company recorded a partial write-down against the carrying value of the Navidad project.  Please see the Income Statement section of this MD&A for discussion of this non-cash charge.

•	Dolores

At the Dolores leach pad projects, the Company spent a total of $21.3 million in the nine months of 2012 that the mine operated under the Company’s stewardship. Management continued to focus on achieving increased reliability of heap leach pad #2 and advancing the construction of pad #3 in order to stabilize the current operation and allow thorough analysis of potential optimization opportunities.

•	Morococha

At the Morococha plant relocation project, the Company invested $6.4 million in 2012, largely completing this project. The main focus of the work in 2012 included:

•
Completed construction of all new surface buildings, which include an administration building, maintenance shop, warehouse, change house, kitchen, 300 person camp, laboratory, and compressor building. Connecting these new facilities to a power supply is scheduled to be completed in early 2013.

•	Completed new main water supply lines and new compressed air line for the mine operations.

•	Waterloo

At the Waterloo project, the Company decided to actively evaluate the potential of the property and started a drilling campaign in 2012 concluding the year with approximately 2,700 meters of RC and diamond drilling.  Further efforts were focused on metallurgical test work, geological mapping and geophysical surveys, the initial results of which were encouraging of the project’s potential.

•	La Preciosa

In early April 2012, the Company provided notice to Orko Silver Corp. (“Orko”) that it had decided not to deliver a feasibility study for the La Preciosa project, as required under the terms of the joint venture agreement between Orko and Pan American. As a result, Pan American relinquished its right to earn a 55% interest in the La Preciosa project.  After completing almost three years of exploration, engineering and project development work, the Company came to the conclusion that any continued participation in the La Preciosa project is unlikely to generate a rate of return that meets Pan American's internal economic hurdle rate.  Because the Company had no carrying value in this project, there was no loss on relinquishment of the project.

Pan American Silver Corp.	23

•	Calcatreu

At the Calcatreu project, the Company spent $2.4 million in 2012, all of which was expensed. Work during the year included:

•
Completion of nearly 3,000 meters of diamond drilling, mostly as confirmation holes and the collection of fresh metallurgical samples.  Results of testing performed on these samples are still pending and the Company has not yet had an opportunity to confirm and update the resource estimate, which was prepared in April 2008 by Micon for Aquiline Resources Inc., the previous owners of the project.

OVERVIEW OF 2012 FINANCIAL RESULTS

For the year ended December 31, 2012, the Company’s net income and cash flow from operations decreased from the comparable period in 2011. The results were primarily due to lower realized metal prices, partially offset by higher quantities of all metals sold.  A partial write-down of the Navidad project book value was recorded in the fourth quarter of 2012 due to economic conditions having deteriorated in Argentina and the lack of clarity with regards to progress towards a  change in the law in Chubut that would allow for the construction of the mine as an open pit operation.

The following table sets out selected quarterly results for the past twelve quarters, which are stated in thousands of USD, except for the per share amounts.  The dominant factor affecting results in the quarters presented below is volatility of metal prices realized, near continuous industry wide cost pressures, and the timing of the sales of production which varies.  Results starting with the second quarter of 2012 include those of the Dolores mine acquired with the completion of the Minefinders acquisition on March 30, 2012.

Year Ended

	Quarters Ended				Year Ended
2012	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$228,819	$200,597	$251,843	$247,335	$928,594
Mine operating earnings	$101,896	$56,296	$68,160	$85,011	$311,363
Attributable earnings (loss) for the period	$49,883	$43,924	$22,612	$(29,411)	$87,513
Adjusted attributable earnings for the period(1)	$69,231	$15,229	$37,604	$55,777	$177,859
Basic earnings (loss) per share	$0.47	$0.29	$0.15	$(0.19)	$0.62
Diluted earnings (loss) per share	$0.47	$0.23	$0.15	$(0.24)	$0.55
Cash flow from (used in) operating activities	$37,395	$(5,200)	$79,507	$81,603	$193,305
Cash dividends paid per share	$0.0375	$0.0375	$0.05	$0.05	$0.175
Other financial information
Total assets					$3,387,979
Total long term financial liabilities					$143,022
Total attributable shareholders’ equity					$2,719,401

Pan American Silver Corp.	24

	Quarters Ended				Year Ended
2011	March 31	June 30	Sept. 30	Dec 31	Dec 31
Revenue	$190,481	$231,866	$220,567	$212,361	$885,275
Mine operating earnings	$96,018	$118,629	$106,208	$88,270	$409,125
Attributable earnings for the period	$92,161	$112,623	$52,354	$95,356	$352,494
Adjusted attributable earnings for the period(1)	$64,638	$76,093	$45,573	$64,362	$250,666
Basic earnings per share	$0.86	$1.04	$0.49	$0.89	$3.31
Diluted earnings per share(2)	$0.60	$1.04	$0.48	$0.89	$3.31
Cash flow from operating activities	$59,465	$104,127	$90,896	$104,967	$359,455
Cash dividends paid	$0.025	$0.025	$0.025	$0.025	$0.10
Other financial information
Total assets					$1,951,796
Total long term financial liabilities					$118,984
Total shareholders’ equity					$1,593,839

	Quarters Ended				Year Ended
2010	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$135,819	$150,558	$164,530	$195,646	$646,553
Mine operating earnings	$37,776	$52,269	$61,293	$89,777	$241,115
Attributable earnings (loss) for the period	$26,276	$(6,262)	$21	$(6,324)	$13,711
Adjusted attributable earnings for the period(1)	$17,128	$4,504	$27,372	$55,368	$104,372
Basic earnings (loss) per share	$0.25	$(0.06)	$0.00	$(0.06)	$0.13
Diluted earnings (loss) per share	$0.24	$(0.04)	$0.00	$(0.07)	$0.13
Cash flow from (used in) operating activities	$48,646	$45,338	$65,066	$83,206	$242,256
Cash dividends paid	$0.025	$-	$0.025	$0.025	$0.075
Other financial information
Total assets					$1,738,796
Total long term financial liabilities					$228,054
Total shareholders’ equity					$1,341,358

(1)
Adjusted attributable earnings for the period is an alternative performance measure. Please refer to the section, Alternative Performance (Non-GAAP) Measures, of this MD&A for a calculation of adjusted earnings for the period.

(2)
The diluted earnings per share for the three months ended March 31, 2011 has been revised to $0.60 per share from the amount previously presented of $0.86 per share, to properly reflect the effect under IFRS of the dilutive share purchase warrants which are classified as a liability.

The following graph illustrates the key factors leading to the change in adjusted net earnings between 2011 and the year ended December 31, 2012. Analysis of the key factors and the changes is discussed in the section that follows.

Pan American Silver Corp.	25

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period. As seen below, there was an decline in realized metal prices for silver, zinc, lead and copper, however a sharp jump in the quantities of precious metals sold in 2012 compared to 2011.

	Realized Metal Prices			Quantities of Metal Sold
	Year ended December 31,			Year ended December 31,
	2012		2011	2012	2011
Silver – in ounces	$31.26	(1)	$35.03	23,037,493	19,516,483
Gold – in ounces	$1,6721	(1)	$1,568	108,075	75,904
Zinc – in tonnes	$1,961	(2)	$2,208	31,443	30,157
Lead – in tonnes	$2,052	(2)	$2,402	11,396	11,885
Copper – in tonnes	$7,879	(2)	$8,625	3,412	3,991
(1)	Metal price per ounce.
(2)	Metal price stated as cash settlement per tonne.

•	Income Statement

Earnings for 2012 were $87.5 million, compared to earnings of $354.1 million in 2011.  Basic earnings per share for 2012 were $0.62 compared to $3.31 in 2011.  A key reason behind the decrease in earnings was that the Company recorded a non-cash write-down of the carrying value of $100.0 million on the Navidad project as discussed below.  Adjusted earnings were $177.9 million for 2012 compared to $251.2 million in 2011 (please refer to the section, “Alternative Performance (Non-GAAP) Measures”, of this MD&A for description of adjusted earnings).  Adjusted basic earnings per share for 2012 were $1.26 compared to $2.36 for 2011 which was significantly impacted by the Minefinders transaction for which 49.4 million shares were issued. Adjusted earnings benefited from increases in overall quantities of most metals sold, as reflected in the tables above, but offset by decreases in the realized metal prices received.  Higher cost

Pan American Silver Corp.	26

of sales in 2012, which includes production costs, depreciation and amortization, and royalty expense, reflected an increase in the quantities sold, operating costs escalation discussed in the section “Operating Performance”, as well as higher amortization and depreciation charges resulting from the Dolores acquisition.

Revenue for 2012 was $928.6 million, a 9% increase from revenue for 2011 of $855.3 million.  This increase was driven by a $187.4 million positive volume variance from higher quantities of most metals sold, partially offset by a $95.8 million price variance from lower metal prices realized, with the exception of realized gold prices, which rose by 7% year over year.

Mine operating earnings were $311.4 million in 2012, a decrease of 24% from the $409.1 million generated in 2011.  This decrease resulted from higher cost of sales by $171.1 million outweighing an increase in revenue as noted above.  Mine operating earnings are equal to revenue less cost of sales, which is considered to be substantially the same as gross margin.  In addition to higher operating costs in the current year, depreciation and amortization increased as a result of newly constructed assets put into use and the amortization of the Dolores mine costs.

A write-down of mineral property of $100.0 million was recorded as a non-cash charge on the Navidad project. The impairment charge was a result of deteriorated economic conditions in Argentina including rampant inflation increasing capital and operating costs, government imposed capital restrictions, and the nationalization of certain petroleum assets in 2012, which resulted in higher discount rates used in the company’s impairment testing for this project.  Furthermore, the lack of progress by the province of Chubut with regards to legislation that would allow open pit mining at Navidad and define a tax regime that allows for reasonable sharing of the benefits amongst stakeholders, resulted in the incorporation of delays to the start of construction in the Company’s economic value models for the project.  In addition, the valuation models also incorporated uncertainty in the potential tax regime outcomes, which negatively impacted the recoverable value of the project. These factors contributed to the Company’s decision to place the project on care and maintenance in December 2012, and resulted in the write-down occurring as of the year-end.  The impairment charge was excluded from adjusted earnings due to its non-recurring nature (please refer to the section, “Alternative Performance (Non-GAAP) Measures”, of this MD&A for a description of adjusted earnings).

The Company was required to record an impairment charge when it determined that the accounting carrying value of approximately $568 million related to the Navidad project was greater than the higher of  i) the value estimated to be obtained  from development  and operation of Navidad or ii) the proceeds realizable from the sale of the project.  At December 31, 2012, the Company tested the recoverability of its investment in the Navidad project as required under IFRS based on the factors described above and concluded that the recoverable amount was $468 million.  The Company used the most up to date internally developed technical information available, a long term silver price of $25 per ounce along with long term lead prices of $1,850 per tonne, a probability weighted range of possible outcomes related to taxation scenarios, regulatory and economic risks including a range of possible future exchange rates between the USD and the Argentine peso (“ARG”) ranging from 4.5 to 10.5 ARG/USD, and a risk adjusted

Pan American Silver Corp.	27

project specific discount rate of 12.5%.  In addition, value was assigned to un-modeled but in-situ resources representative of potential geologic value that such a deposit holds.  It was determined that the estimated realizable value of the Navidad project fell short of its carrying value and thus an impairment loss was warranted at December 31, 2012.
The Company evaluated the sensitivity of the recoverable amount of the project to a range of taxation and regulatory outcomes together with a range of discount rates from 10.5% to 13.5%.  These scenarios produced recoverable amounts ranging from $732 million to $353 million.  Due to the sensitivity of the recoverable amount to the various factors mentioned as well as yet unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

Income taxes for 2012 were $93.8 million, a $23.3 million decrease from the $117.1 million income tax provision recorded in 2011 and are comprised of current and deferred income taxes as follows:

	2012	2011
Current taxes
Current tax expense in respect of the current year	$93,857	$110,620
Adjustments recognized in the current year with respect to prior years	7,193	(1,273)
	101,050	109,347
Deferred taxes
Deferred tax expense recognized in the current year	(2,705)	4,133
Adjustments recognized in the current year with respect to prior years	(4,523)	3,638
	(7,228)	7,771
Provision for income taxes	$93,822	$117,118

The decrease in the provision for income taxes was primarily a consequence of decreased taxable earnings generated at our operations as well as the effects of various temporary and permanent differences as shown in the table below, which result in effective tax rates that vary considerably from the comparable period and from the amount that would result from applying the Canadian statutory income tax rates to earnings before income taxes.  The main factors which have affected the effective tax rates for the year ended December 31, 2012 and the comparable period of 2011 were the unrealized gains and losses on the Company’s warrants position, foreign income tax rate differentials, additional mining taxes paid and withholding taxes paid on income and payments from subsidiaries to parent companies, exploration expenses on properties for which the deductibility of the expenses is not assured,  and foreign exchange gains and losses.  In addition, the 2012 effective tax rate was affected by the non-deductible write-down of the Navidad mineral property which was not tax affected.  The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

Pan American Silver Corp.	28

	Year ended December 31,
	2012	2011
Income before taxes	$181,335	$471,264
Statutory tax rate	25%	26.5%
Income tax expense based on above rates	$45,334	$124,885
Increase (decrease) due to:
Non-deductible expenses	5,196	2,028
Increase to estimated deductible expenses not recorded in earnings	(3,009)	(12,986)
Change in net deferred assets not recognized	5,145	286
Non-taxable unrealized (gain) on derivatives financial instruments warrants	(6,040)	(26,984)
Foreign tax rate differences (1)	(1,141)	14,642
Effect of other taxes paid (mining and withholding)	9,418	9,914
Change in net deferred tax assets not recognized for exploration expenses	2,111	6,207
Foreign exchange (gain) loss	(2,716)	2,277
Impairment of Navidad	35,003	-
Other	4,521	(3,151)
	$93,822	$117,118
Effective tax rate	51.7%	24.9%
(1)	The 2012 statutory income tax rates in the countries that the Company has operations in are as follows: Argentina – 35%, Bolivia – 25%, Mexico –29%, Peru – 30%.

•	Statement of Cash Flows

Cash flow from operations, generated $193.3 million in 2012, a 46% decrease from the $359.5 million generated a year ago.  A large part of the decrease in cash flow from operations resulted from the timing of the payment of income taxes as well as the decrease in mine operating earnings, as discussed previously.  In 2012, $152.3 million was paid in cash income taxes largely as a result of higher taxable income generated in 2011, whereas cash taxes paid in 2011 was $58.7 million and related to the lower operating earnings of 2010.  Changes in non-cash working capital used $22.2 million compared with $39.4 million in 2011.  The net non-cash working capital used in 2012 consisted primarily of a $30.8 million increase in inventories which was primarily attributable to the timing of doré and concentrate shipments as well as the buildup of ore on the heap leach pads at Dolores, an increase of $19.1 million in accounts receivable and prepaid expenses, which was partially offset by a $27.7 million increase in current liabilities.  In 2011, non-cash working capital was primarily increased by a $28.4 million rise in doré and concentrate inventory, and $8.6 million added in accounts receivable.

Investing activities used $39.3 million in 2012, inclusive of $30.4 million generated from net short-term investment liquidations and $86.5 million net cash acquired with Minefinders.  As part of the consideration paid for Minefinders, the Company paid $165.4 million in cash but acquired $251.9 million of cash for a net cash acquisition of $86.5 million.  The balance of investing activities consisted primarily of spending $159.9 million on capital including $11.3 million at the Navidad project and $21.3 million related to Dolores leach pads and sustaining investments in property, plant and equipment at Dolores, Manantial Espejo, Morococha, La Colorada, Huaron, Alamo Dorado and San Vicente of $37.7 million, $15.2 million, $20.8 million, $21.7 million, $22.9 million, $10.9

Pan American Silver Corp.	29

million and $2.9 million, respectively. Finally, $2.0 million of refundable VAT tax was paid in Argentina and Bolivia net of collections in addition to other asset expenditures.

Investing activities used $172.6 million in 2011, inclusive of $51.1 million invested in short- term investments.  The balance of investing activities consisted primarily of spending $39.1 million on the Navidad project including certain capital equipment and sustaining investments in property, plant and equipment primarily at Manantial Espejo, Morococha, La Colorada, Huaron, Alamo Dorado and San Vicente of $16.9 million, $17.3 million, $13.3 million, $13.0 million, $8.3 million and $5.0 million, respectively. In addition, $26.2 million was spent on the Morococha relocation project and $3.9 million was paid as refundable VAT tax in Argentina and Bolivia.

Financing activities in 2012 used $70.8 million, whereas financing activities in 2011 used $104.1 million.  Cash used in financing activities in 2012 was a result of $41.8 million used for the share buy-back program, $24.9 million in dividend payments to our shareholders, and $6.2 million repaid to construction and equipment leases which was offset by $3.2 million in proceeds from the exercising of options.

In 2011, the $104.1 million in cash used in financing activities consisted primarily of $94.0 million used for the share buy-back program, $10.7 million in dividend payments to our shareholders, and $4.6 million repaid to construction and equipment leases which was offset by $4.5 million in proceeds from the exercising of options and warrants.

•	Income Statement Q4 2012

Revenue rose compared to the fourth quarter of 2011 largely due to a positive volume variance which combined with a modest positive price variance. The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period.

	Realized Metal Prices			Quantities of Metal Sold
	Three months ended December 31,			Three months ended December 31,
	2012		2011	2012	2011
Silver – in ounces	$33.41	(1)	$32.49	6,104,487	5,369,259
Gold – in ounces	$1,728	(1)	$1,683	30,450	19,296
Zinc – in tonnes	$1,999	(2)	$1,964	7,139	8,410
Lead – in tonnes	$2,239	(2)	$1,980	2,454	2,877
Copper – in tonnes	$8,066	(2)	$7,100	1,018	1,038
(1)	Metal price per ounce.
(2)	Metal price stated as cash settlement per tonne.

Earnings in the fourth quarter of 2012 (“Q4 2012”) were negative with a loss of $29.4 million or $(0.19) per share compared to earnings of $95.5 million or $0.89 per share for the comparable period in 2011.  As discussed previously, the Company recorded a non-cash write-down of carrying value of $100.0 million on the Navidad project in Q4 2012 which was solely responsible for the negative earnings for the quarter.  Adjusted earnings were $55.8 million for Q4 2012, approximately the same as $55.8 million in Q4 2011 (please refer to the section, “Alternative Performance (Non-GAAP) Measures”, of this MD&A for description of adjusted earnings).  Adjusted basic earnings per share for Q4 2012 were $0.37 compared to $0.52 for the corresponding period in 2011, impacted by the Minefinders transaction in which 49.4 million shares were issued.

Pan American Silver Corp.	30

Adjusted earnings benefited from higher revenues, however the increase in revenues was outweighed by increased cost of sales due to operating costs escalation described in the section “ Operating Performance” as well as the cost increase associated with higher quantities sold.  Adjusted earnings in Q4 2011 benefited from the classification of certain cash receipts as part of the Morococha relocation project being recorded in other income for $10.1 million while net other income in the current quarter was NIL.

Revenue for Q4 2012 was $247.3 million, a 16% increase from revenue in the comparable period in 2011.  This increase was driven by slightly higher metal prices realized, combined with higher quantities of all metals sold, as described above.

Mine operating earnings decreased slightly to $85.0 million in Q4 2012 from $88.3 million in the same quarter last year.  Despite increased revenue, the decrease was attributable primarily to the increase in cost of sales for reasons described above as well as an increase in depreciation and amortization of $8.8 million from $23.5 million to $32.2 million which is included as part of the cost of sales and attributable to the newly acquired Dolores mine. Cost of sales for Q4 2012 of $162.3 million was an increase of 31% from $124.1 million in the comparable period last year.

Income tax provision during Q4 2012 amounted to $19.9 million compared to $21.3 million in Q4 2011 and was largely in line with the comparable period on account of the flat operating earnings.  As described above for the full year 2012, the main factors which impacted the effective tax rates for Q4 2012 versus the expected statutory rate were the unrealized gains and losses on the Company’s warrants position, foreign income tax rate differentials, foreign exchange gains and losses and in Q4 2012, the non-deductible write-down of the Navidad mineral property.

•	Statement of Cash Flows Q4 2012

Cash flow from operations generated $81.6 million in Q4 2012, down from the $105.0 million generated one year ago.  Changes in non-cash working capital used $4.5 million compared with non-cash working capital generating $8.5 million in Q4 2011.  The net non-cash working capital used in Q4 2012 consisted primarily of an increase in accounts receivable and prepaids of $10.1 million and an increase in inventories of $2.7 million, which were offset by an increase in accounts payable and accrued liabilities of $8.5 million.  Additionally, cash flows from operating activities in Q4 2012 were affected by higher income taxes paid of $19.2 million compared to $5.5 million in the comparable period of 2011. In Q4 2011, the net working capital generation of $8.5 million was an aggregate of various timing differences in the normal course of operations.

Cash flow from investing activities used $140.9 million in Q4 2012.  This consisted primarily of $77.1 million in purchases of short term investments, and an aggregate $65.3 million primarily in capital investments at the operating mines.  Investing activities in Q4 of 2011 used $71.4 million, which consisted primarily of $36.6 million in the purchase of short term investments, $5.7 million spending on the Navidad project and an additional $33.1 million in sustaining capital investments at the operating mines.

Financing activities in Q4 2012 used $20.1 million and consisted primarily of $10.7 million used in the share buy-back program and $7.6 million in dividend payments to our shareholders.  In Q4 of 2011, financing activities used $71.1 million and consisted

Pan American Silver Corp.	31

primarily of $66.1 million used for the share buy-back program and $2.6 million in dividend payments to our shareholders.

INVESTMENTS AND INVESTMENT INCOME

At the end of 2012, cash plus short-term investments were $542.3 million ($491.2 million at December 31, 2011), as described in the “Liquidity Position” section below.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Investment income for the year ended December 31, 2012 totalled $6.2 million (2011 - $3.1 million) and consisted mainly of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative costs, including share based compensation, increased by 14% in 2012 to $20.8 million (2011-$18.3 million).  This increase was primarily as a result of the addition of new employees in 2012 and various expenses related to increased business development activity, including increased use of consultants and travel.

Our 2013 general and administrative costs, including share based compensation, are expected to remain similar to our 2012 level at approximately $20.0 million.  This figure is subject to fluctuations in the Canadian dollar (“CAD”) to USD exchange rate as well as the Company’s ability to allocate certain head office costs that are directly attributable to the operations, to the operating subsidiaries.

The following table compares our general and administrative forecast for 2013 against the general and administrative costs incurred over the previous two years, on a per ounce of silver produced basis, a non-GAAP measure.

	Actual		Forecast(1)
	2011	2012	2013
General and administrative costs (in ‘000s of USD)	$18,291	$20,790	$20,000
Silver production (in ‘000s of ounces)	21,854	25,075	25,500
General and administrative costs per silver ounce produced(2)	$0.84	$0.83	$0.78
(1)	Forecast silver production at the mid-point of the guidance given in this MD&A on page 8 from the Company’s existing operations.
(2)
General and administrative costs per silver ounce produced is a non-GAAP measure used by the Company to assess the amount of general and administrative costs relative to production.  It is calculated as general and administrative costs divided by total ounces of silver production in the period.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2012, a company indirectly owned by a trust of which a director of the Company, Robert Pirooz, is a beneficiary, was paid

Pan American Silver Corp.	32

approximately $0.3 million (2011 - $0.4 million) for consulting services, charged to general and administrative costs.  Similarly, at December 31, 2012 an accrual was recorded for consulting services from the same individual under the same arrangement for a nominal amount (2011 - $0.01 million).  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the year was as follows:

	2012	2011
Short-term benefits	$7,288	$7,451
Share-based payments	1,857	2,245
	$9,145	$9,696

EXPLORATION AND PROJECT DEVELOPMENT

Exploration and project development expenses in 2012 were $36.7 million compared to $27.7 million incurred in 2011.  The expenses recorded in 2012 primarily represented the exploration and project development expenses incurred for the advancement of the Navidad project in the early part of the year (other than those expenditures deemed evaluation work, which are capitalized), at the exploration properties acquired with Minefinders, and for exploration activity in the vicinity of our existing mines.

The 2012 “near-mine exploration” program was successful at replacing 120% of the 2012 silver ounces mined by adding 37 million ounces to the mineral reserve, most of the cost of which was capitalized. A total of 139,200 meters of diamond drilling was completed at the operating mines, while an additional 29,950 meters were drilled at the Navidad, La Virginia, Calcatreu, and Waterloo projects, and 7,300 meters drilled at other “greenfield” targets in Mexico.

Our greenfield exploration activities in 2013 are expected to cost approximately $15 million, which will be expensed. Greenfield exploration drilling will be focused in the vicinity of our current operations (Dolores, Alamo Dorado, Morococha and Huaron) and only a few select additional projects (La Virginia and Waterloo) will attract expenditures.

Our near-mine exploration program will continue to be very active in 2013 with approximately 123 km of drilling planned.  The cost of these programs is included as part of each mine’s capital budget (exploration and resource to reserve conversion drilling) or included in its operating costs (infill drilling).  The total amount expected to be spent on this drilling in 2013 is approximately $16.3 million.  The main objective of this program is to replace reserves and resources mined at our sites and as such, expenditures related to the this program will be capitalized. The main targets for these resource additions include the deep sulphide zones at La Colorada, and multiple structures at Morococha and Huaron.

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LIQUIDITY POSITION

The Company’s cash balance at December 31, 2012 was $346.2 million, which was an increase of $83.3 million from the balance at December 31, 2011.  The balance of the Company’s short-term investments at December 31, 2012 was $196.1 million, a decrease of $32.2 million from a year ago.  The net cash and short term investment increase in liquidity in 2012 resulted primarily from cash generated by operating activities and the net amount acquired from Minefinders, partially offset by capital expenditures on property, plant and equipment, the cash utilized for the share buy-back program and the payment of dividends to our shareholders.  The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at December 31, 2012 was $778.7 million, an increase of $212.2 million from the prior year-end’s working capital of $566.4 million.  The increase in working capital was mainly due to the increase in cash and short-term investments described above plus an increase in inventories of $134.4 million, accounts receivable of $31.2 million and a decrease in net taxes payable of $50.1 million.  These were partially offset by an increase in account payable and other current liabilities of $54.8 million.  The increase in inventory is mainly attributable to the Company incorporating the Dolores leach pad inventory on its books and an increase in both silver doré inventory and concentrates inventory due to the timing of shipments.  Similarly, the addition of the Dolores mine also increased other operating working capital accounts such as accounts payable.

The Company’s financial position at December 31, 2012 and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and to discharge liabilities as they come due.  The Company remains well positioned to take advantage of further strategic opportunities as they become available.  Please refer to the “2013 Operating Outlook” section of this MD&A for a more detailed description of the sustaining capital expenditures planned for each mine in 2013.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

CAPITAL RESOURCES

Total shareholders’ equity at December 31, 2012 was $2,719.4 million, an increase of $1,125.6 million from December 31, 2011, primarily as a result of the issuance of shares in the Minefinders transaction described below and the net income of the current year, offset by the share repurchase and cancellation program, and dividends paid.  As at December 31, 2012, the Company had approximately 151.8 million common shares outstanding for a share capital balance of $2,300.5 million.  The basic weighted average number of common shares outstanding was 140.9 million and 106.4 million shares for the years ended December 31, 2012, and 2011, respectively.

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On August 26, 2011, the Company announced that the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of its intention to make a normal course issuer bid to purchase up to 5,395,540 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares.  The Company had repurchased 100% of the shares under the program as of August 31, 2012 at an average price of $23.14 which completed this first issuer bid.

On August 29, 2012, the Company announced that the TSX accepted the Company’s notice of its intention to initiate a second normal course issuer bid to purchase up to 7,607,277 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares. The period of the bid began on September 4, 2012 and will continue until September 3, 2013 or an earlier date should the Company complete its purchases. As of the date of this MD&A, 852,900 shares have been acquired under this second program, of which 597,900 were purchased and cancelled as of December 31, 2012.  Under the two programs, in 2012 the Company acquired and cancelled 2,411,240 of its shares.  Purchases pursuant to the share buy-back program are required to be made on the open market through the facilities of the TSX and the Nasdaq Global Select Market (“NASDAQ”) at the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.  Pan American is not obligated to make any further purchases under the program.   All common shares acquired by the Company under the share buy-back programs have been cancelled and purchases were funded out of Pan American’s working capital.

Pan American maintains the share buy-back program because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects.  The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company’s notice of its intention to make a normal course issuer bid filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at December 31, 2012, the Company had approximately 2.2 million stock options outstanding, with exercise prices in the range of CAD $15.66 and $40.22 and a weighted average life of 43.8 months, including replacement options issued to holders of Minefinders options with the closing of the transaction.  Approximately 1.6 million of the stock options were vested and exercisable at December 31, 2012 with an average weighted exercise price of $24.94 per share.  Additionally, as described in the section “Minefinders Transaction” and the Long Term Debt (Note 17) in the December 31, 2012 audited financial statements, the Company has outstanding convertible notes that could result in the issuance of a variable amount of common shares.
The following table sets out the common shares, warrants and options outstanding as at the date of this MD&A:

Pan American Silver Corp.	35

Outstanding as at March 22, 2013
Common shares	151,565,635
Warrants	7,814,605
Options	1,962,026
Total	161,342,266

The above noted warrants, all of which were issued as part of the Aquiline acquisition in December of 2009, expire in December 2014, and have an exercise price of CAD $35.00.

FINANCIAL INSTRUMENTS

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts.  At December 31, 2012, the Company had zinc option contracts for 7,500 tonnes, which have the effect of ensuring a price between $2,000 and $2,200 per tonne on that quantity of zinc, settling monthly between January and December of 2013. At the date of this MD&A, these positions had an insignificant mark-to-market valuation.

A part of the Company’s operating and capital expenditures are denominated in local currencies other than the USD.  These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD.  At December 31, 2012, the Company had foreign currency contract positions with a nominal value of $18.0 million of Peruvian nuevo soles (“PEN”) settling between February and November 2013 at an average PEN/USD exchange rate of 2.62.  At the date of this MD&A, these positions had an insignificant mark-to-market valuation.  The Company also held cash and short term investments of $117.2 million in CAD and $3.8 million in Mexican pesos at the balance sheet date.

The Company recorded a net gain on commodity and foreign currency contracts of $0.4 million in the current year, compared to a gain of $0.7 million in 2011.

The carrying value of share purchase warrants and the conversion feature on convertible notes are at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.  The share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives.  The Company used as its assumptions for calculating fair value of the 7.8 million warrants outstanding at December 31, 2012 a risk free interest rate of 1.1%, expected stock price volatility of 43%, expected life of 1.9 years (expiry in December 2014), expected dividend yield of 1.1%, a quoted market price of the Company’s shares on the Toronto Stock Exchange of $18.26, an exchange rate of 1 CAD to USD of 1.01, and an exercise price of CAD $35.00 per share.  The changes in the valuation of these share purchase warrants create a permanent difference for tax purposes and result in significant volatility of our effective tax rate.

Pan American Silver Corp.	36

The conversion feature of the convertible notes acquired in the Minefinders transaction is carried at fair value and will be adjusted each period.  The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.  Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative.  The financial liability and embedded derivative are recognized initially at their respective fair values.  The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method.  Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss.  On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at December 31, 2012 were expected stock price volatility of 47%, expected life of 2.9 years, and expected dividend yield of 1.1%.

During the year ended December 31, 2012, the Company recorded a gain on the revaluation of the two categories of derivatives of $24.2 million (year ended December 31, 2011 – gain of $101.8 million).

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies.  The provision is measured using management’s assumptions and estimates for future cash outflows.  The Company accrues these costs initially at their fair value, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes it over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed.  The unwinding of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs is $83.5 million (2011 - $103.7 million) which has been discounted using discount rates between 3% and 13%.  The provision on the statement of financial position as at December 31, 2012 is $45.6 million (2011 - $55.8 million).  Decommissioning obligations at the Alamo Dorado mine are expected to be incurred starting in four to five years while the

Pan American Silver Corp.	37

remainder of the obligations are expected to be paid through 2028 or later if mine life is extended.  In addition to the change in the provision due to the sale of the Quiruvilca mine and the acquisition of the Dolores mine, revisions made to the reclamation obligations in 2012 were primarily a result of increased site disturbance from the ordinary course of operations at the mines as well as revisions to the estimates based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

The unwinding of the discount charged to 2012 earnings as finance expense was $3.0 million compared to $3.3 million in 2011.  Reclamation expenditures incurred during the current year were down slightly from the previous year at $1.2 million (2011 - $2.0 million).

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of  operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the Audited Consolidated Financial Statements and the related notes.

The Company had the following contractual obligations at the end of 2012:

Pan American Silver Corp.	38

Payments due by period - 2012
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$40,142	$13,759	$14,761	$11,622	$-
Current liabilities	180,932	180,932	-	-	-
Severance accrual	3,434	966	771	1,144	553
Employee compensation plan(3)	9,526	4,763	4,763	-	-
Convertible notes (4)	41,127	1,631	39,496	-	-
Total contractual obligations(5)	$275,161	$202,051	$59,791	$12,766	$553

(1)
Includes lease obligations in the amount of $39.7 million (December 31, 2011 - $10.1 million) with a net present value of $36.4 million (December 31, 2011 - $9.8 million) and equipment and construction advances in the amount of $0.4 million (December 31, 2011 - $21.9 million); both discussed further in Note 16.

(2)
Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

2012
Total current liabilities per Statements of Financial Position	$196,598
Add:
Future interest component of:
-Finance lease	1,286
-Convertible note	1,631
Future commitments less portion accrued for:
-RSU	768
-Contribution plan	1,768
Total contractual obligations within one year	$202,051
(3)
Includes a retention plan obligation in the amount of $7.8 million (2011 - $3.5 million) that vests in two instalments, the first 50% on June 1, 2013 and the remaining 50% on June 1, 2014 and a RSU obligation in the amount of $1.7 million (2011 – N/A) that will be settled in cash.  The RSU’s vest in two instalments, the first 50% vest on December 7, 2013 and a further 50% vest on December 7, 2014.

(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 17 for further details.
(5)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 18 and deferred tax liabilities.

MINEFINDERS TRANSACTION

On March 26, 2012, the Company announced the positive results of the shareholder votes of the Company and of Minefinders that approved the previously announced plan of arrangement (the “Arrangement”) allowing Pan American to acquire all of the issued and outstanding common shares of Minefinders.  The overwhelming majority of both Pan American and Minefinders’ shareholders voted in favour of the Arrangement at their respective special shareholders’ meetings.

As a result, on March 30, 2012, the Company announced that it had completed the Arrangement under the Business Corporations Act (Ontario) whereby Pan American acquired all of the issued and outstanding common shares of Minefinders.

Under the terms of the Arrangement, former Minefinders shareholders who elected the full proration option received CAD$1.84 and 0.55 of a Pan American share in respect of each of their Minefinders shares. Former Minefinders shareholders who elected the Pan American share option received 0.6235 Pan American shares and CAD$0.0001 for each of their Minefinders shares, and those who elected the cash option received CAD$2.0306 and 0.5423 of a Pan American share in respect of each of their shares.

Pan American’s management believes that the strategic benefits to shareholders resulting from the acquisition include: (i) enhanced portfolio diversification of producing assets into a more stable mining jurisdiction, (ii) additional near-term cash flow, (iii) improved organic growth opportunities, (iv) a meaningful reduction of average silver

Pan American Silver Corp.	39

cash costs across the Company’s production portfolio, (v) addition of significant silver and gold mineral reserves and resources with excellent potential to increase even further through exploration; and (vi) increases in the Company’s exposure to the prices of silver and gold.

Purchase Allocation
The purchase consideration total was $1,264.3 million, comprised of $1,088.1 million in common shares of Pan American, (approximately 49.4 million shares issued), $165.4 million in cash, and $10.7 million in replacement options.  The Company incurred approximately $16.2 million of transaction costs.

Pan American exchanged and replaced all outstanding Minefinders options at an exchange ratio of 0.6235 and at strike prices equivalent to the original strike prices divided by 0.6235.

Pan American share value utilized for valuing the consideration of shares issued was the closing price on March 30, 2012, the effective date of the transaction.

Replacement options were valued using the Black-Scholes option pricing model.  Assumptions used were as follows:

Dividend yield	0.3%
Expected volatility	40.75%
Risk free interest rate	0.93%
Expected life	0.25 – 3.5 years

As at December 31, 2012, the allocation of the purchase price has not been finalized.  The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and determining the value of goodwill.  The preliminary purchase price allocation for the Minefinders transaction is calculated and presented as follows, with the final allocation to be completed and presented as part of the first quarter 2013 financial results, as required by the applicable regulations:

Purchase Consideration:
Cash	$165,413
Replacement options	10,739
Fair value of Pan American shares issued	1,088,104
$1,264,256
The purchase price allocation was calculated as follows:
Net working capital acquired (including cash of $251.9 million and receivables of $10.9 million)	$326,211
Mineral property, plant and equipment (Note 11)	1,052,593
Goodwill	211,292
Closure and decommissioning provision (Note 15)	(10,880)
Long-term debt	(49,685)
Deferred tax liability	(265,275)
$1,264,256

Goodwill has been preliminarily and primarily recognized as a result of the requirement to record a deferred tax liability for the difference between the assigned values and the

Pan American Silver Corp.	40

tax bases of assets acquired and liabilities assumed and none of this is deductible for tax purposes.

During the quarter ended March 31, 2012, there was nil net income recorded for Minefinders (period from acquisition date of March 30, 2012 to March 31, 2012) while in the nine months to December 31, 2012 since the acquisition, financial results of the Minefinders group are consolidated in the audited financial statements for the year ending December 31, 2012. The incremental impact to the revenue of the Company for the year ended December 31, 2012, had the acquisition occurred on January 1, 2012, would result in an increase in the Company’s revenue of $52.9 million.  Accordingly, the Company’s revenue for the year ended December 31, 2012 would be $981.5 million.  The incremental impact to net earnings of the Company for the year ended December 31, 2012, had the acquisition occurred on January 1, 2012, would result in an increase in the Company’s net earnings of $9.4 million.  Accordingly, the Company’s net earnings for the year ended December 31, 2012 would be $96.9 million.  Total transaction costs incurred relating to the acquisition and recognized in the Consolidated Income Statement for the year ended December 31, 2012 amounted to $16.2 million.  The cash flow from the acquisition of Minefinders, net of cash received, amounted to $86.5 million.

As part of the Minefinders acquisition and pursuant to the First Supplemental Indenture Agreement dated March 30, 2012, the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”).  Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year.  The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time.  Furthermore, on April 19, 2012, the Company entered into a Second Supplemental Indenture Agreement (the “Agreement”) as part of the Minefinders acquisition that established, amongst other terms, the convertibility features of these Notes.  Further details related to these Notes and their convertibility can be found in the interim financial statement Note 17, Long Term Debt.

Further details related to the Minefinders transaction can be found in Note 6 of the consolidated financial statements.

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

•	Cash and Total Costs per Ounce of Silver

The alternative performance measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these measures as calculated by the Company, provided in the following table is the detailed reconciliation of these measures to the cost of sales, as reported in the audited Consolidated Income Statements for 2012, 2011 and 2010.

Pan American Silver Corp.	41

Cash and Total Cost per Ounce Reconciliation
(in thousands of USD)		2012	2011	2010
Production Costs		$474,001	$341,363	$307,787
Add / (Subtract)
Royalties		35,077	22,031	14,567
Smelting, refining, & transportation		68,097	64,132	66,441
By-product credits		(303,035)	(255,820)	(253,925)
Worker’s participation and voluntary payments		(1,573)	(5,632)	(6,230)
Change in inventories		22,521	30,103	10,620
Other		(2,475)	3,765	(5,092)
Non-controlling interest		(6,914)	(4,099)	(2,114)
Cash Operating Costs	A	285,699	195,843	132,054
Add / (Subtract)
Depreciation & amortization		108,153	82,756	83,084
Closure and decommissioning provision		2,999	3,268	2,929
Change in inventories		6,273	659	4,611
Other		(746)	(815)	(755)
Non-controlling interest		(1,504)	(1,334)	(1,108)
Total Costs	B	$400,874	$280,377	$220,815

Payable Silver Production (000’s ounces)	C	23,746,108	20,753,040	23,224,367

Cash Costs per ounce	(A*$1000)/C	$12.03	$9.44	$5.69
Total Costs per ounce	(B*$1000)/C	$16.88	$13.51	$9.51

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring.

Adjusted Earnings Reconciliation	2012	2011
Net earnings for the period	$87,513	$354,146
Adjust derivative gains	$(24,159)	$(101,828)
Adjust unrealized foreign exchange gains	$6,124	$(1,071)
Adjust unrealized (gains) losses of commodity contracts	$(25)	$-
Adjust acquisition costs	$16,162	$-
Adjust gain on sale of mineral property	$(7,765)	$-
Adjust write-down of mineral assets	$100,009	$-
Adjusted earnings for the period	$177,859	$251,247
Basic weighted average shares outstanding	140,883	106,434
Basic adjusted EPS	$1.26	$2.36

Pan American Silver Corp.	42

RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com); Form 40-F filed with the SEC; and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2012.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

•	Foreign Jurisdiction Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia.  All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section.  The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control.  These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations.  The Company currently has no political risk insurance coverage against these risks.

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia, where the majority of Pan American’s operations are conducted. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced renegotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets and

Pan American Silver Corp.	43

entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

The Company’s Mexican operations Alamo Dorado and La Colorada, suffered from armed robberies of doré within the past three years. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.
Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compañía de Minas Buenaventura and Newmont Mining Corporation. One person was killed and three injured during the protest.

There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011.  The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales.  In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit.  Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits.  The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

Government regulation in Argentina related to the economy has increased substantially over the past year. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Companies activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments earlier this year while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the quarter ended September 30, 2012.

Pan American Silver Corp.	44

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In early 2009, a new constitution was enacted in Bolivia that further entrenches the government’s ability to amend or enact certain laws, including those that may affect mining. On May 1, 2011, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts, and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits.  These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company.  At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company.  Based on this assessment, the Company has not accrued any amounts for the year ended December 31, 2012.  During 2013, the Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

Pan American Silver Corp.	.54

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control.  The table below illustrates the effect of changes in silver and gold prices on anticipated revenues for 2012.  This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.

Expected 2013 Revenue (000’s USD)

	Gold Price
Silver Price		$1,600	$1,700	$1,800	$1,900	$2,000
	$27.00	$911,579	$925,621	$939,664	$953,707	$967,749
	$29.00	$957,491	$971,533	$985,576	$999,619	$1,013,661
	$30.00	$980,447	$994,490	$1,008,532	$1,022,575	$1,036,617
	$32.00	$1,026,359	$1,040,402	$1,054,444	$1,068,487	$1,082,529
	$34.00	$1,072,271	$1,086,314	$1,100,356	$1,114,399	$1,128,441
	$36.00	$1,118,183	$1,132,226	$1,146,268	$1,160,311	$1,174,353
	$38.00	$1,164,095	$1,178,138	$1,192,180	$1,206,223	$1,220,265
	$40.00	$1,210,007	$1,224,050	$1,238,092	$1,252,135	$1,266,177

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our policy is not to hedge the price of silver.

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver, this non-GAAP measure is highly sensitive to base metal and gold prices.  The table below illustrates this point by plotting the expected cash cost per ounce according to the 2012 forecast against various price assumptions for the Company’s two main by-product credits, zinc and gold.

Pan American Silver Corp.	46

Cash Cost per Ounce of Silver Produced (USD/oz)

	Gold Price
Zinc Price		$1,600	$1,700	$1,800	$1,900	$2,000
	$1,850	$12.26	$11.69	$11.12	$10.54	$9.97
	$1,875	$12.24	$11.66	$11.09	$10.51	$9.94
	$1,900	$12.21	$11.63	$11.06	$10.48	$9.91
	$1,925	$12.18	$11.61	$11.03	$10.46	$9.89
	$1,975	$12.14	$11.56	$10.99	$10.41	$9.84
	$2,000	$12.11	$11.54	$10.96	$10.39	$9.82
	$2,250	$11.88	$11.31	$10.73	$10.16	$9.58
	$2,275	$11.86	$11.28	$10.71	$10.13	$9.56

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced.  Under these circumstances, the Company may, from time to time, fix the price for a portion of the payable metal content during the month that the concentrates are produced.

•	Credit Risk

The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates.  Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.

For example, the Doe Run Peru (“DRP”) smelter, a past significant buyer of Pan American’s production in Peru, experienced financial difficulties in the first quarter of 2009 and closed.  Pan American continued to sell copper concentrates to other buyers but on inferior terms.  At the end of 2012 and at the date of this MD&A, the DRP smelter remains closed and Pan American is owed approximately $8.2 million under the terms of its contract with DRP for deliveries of concentrates that occurred in early 2009. The Company has established a doubtful accounts receivable provision for the full amount receivable from DRP.  The Company continues to pursue all legal and commercial avenues to collect the amount outstanding.

At December 31, 2012 the Company had receivable balances associated with buyers of our concentrates of $39.1 million (2011 - $40.5 million).  All of this receivable balance is owed by eight well known concentrate buyers and the vast majority of our concentrate is sold to those same counterparts.

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Silver doré production is refined under long term agreements with fixed refining terms at three refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances. At December 31, 2012 the Company had approximately $48.8 million (2011 - $35.9 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metal doré and base metal concentrates at our mine sites, in-transit to refineries and while at the refineries and smelters.

Refined silver and gold is sold on the spot market to various bullion traders and banks.  Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, refining arrangements and commodity contracts.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

•	Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.  At December 31, 2012, the Company has $36.4 million in lease obligations (2011 - $9.8 million), equipment and construction advances of $0.4 million (2011 - $21.9 million) that are subject to an annualized interest rate of 2.2% and unsecured convertible notes with a principal amount of $36.2 million (2011 – N/A) that bear interest at 4.5%, payable semi-annually on June 15 and December 15. The interest paid by the Company for the year ended December 31, 2012 on its lease obligations and equipment and construction advances was $1.4 million (2011 – $0.5 million).  The interest paid by the Company for the year ended December 31, 2012 on the convertible notes was $1.6 million (2011 – N/A).  The average interest rate earned by the Company during the year ended December 31, 2012 on its cash and short term investments was 0.5%.  A 10% increase or decrease in the interest earned from financial institutions on cash and short term investments would result in a $0.3 million increase or decrease in the Company’s before tax earnings (2011 – 0.1 million).

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•	Exchange Rate Risk

Pan American reports its financial statements in USD; however the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies.  Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  The local currencies that the Company has the most exposure to are the Peruvian soles (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”).  The following table illustrates the effect of changes in the exchange rate of PEN and MXN against the USD on anticipated cost of sales for 2012, expressed in percentage terms:

	MXN/USD
PEN/USD		11.00	12.00	13.00	14.00	15.00
	2.00	109%	106%	104%	102%	100%
	2.20	108%	105%	102%	100%	99%
	2.40	106%	104%	101%	99%	97%
	2.60	105%	102%	100%	98%	96%
	2.80	104%	101%	99%	97%	95%

Under this analysis, our cost of sales is reflected at 100% of our forecasted foreign exchange assumptions for the PEN and MXN of 2.70 and 13.00 per one USD, respectively.  Devaluation of the USD relative to the PEN and MXN has the effect of increasing our anticipated cost of sales above 100%, and vice versa.

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending.  At December 31, 2012, the Company had $18.0 million in PEN forward positions, and was holding approximately 23% of its cash and short term investment balances in currencies other than USD.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies.  Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.

•	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The volatility of the metals markets can impact the Company’s ability to forecast cash flow from operations.

The Company must maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous reporting, planning and

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budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans.  The Company continually evaluates and reviews capital and operating expenditures in order to identify, decrease and limit all non-essential expenditures.  Pan American expects to generate positive free cash flow from operations in 2012 and to further strengthen its liquidity position.

•	Environmental and Health and Safety Risks

Pan American’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect Pan American’s business, results of operations or financial condition.

•	Employee Relations

Pan American’s business depends on good relations with its employees.  At December 31, 2012 there were approximately 7,768 employees and employees of mining contractors performing work for the Comp[any, of which approximately 60% were represented by unions or covered by union agreements in Mexico, Peru, Argentina and Bolivia.  The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future labour related events.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As Pan American’s business activity grows, Pan American will require additional key mining personnel as well as additional financial and administrative staff. There can be no assurance that Pan American will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases.  If Pan American is not successful in this regard, the efficiency of its operations could be impaired, which could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

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•	Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex- or current employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American.  The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated.  In addition, Pan American may be involved in disputes with other parties in the future which may result in a material adverse impact on our financial condition, cash flow and results of operations.  Please refer to Commitments and Contingencies Note 27 of the Audited Consolidated Financial Statements for further information.

•	Corporate Development Activities

An element of the Company’s business strategy is to make selected acquisitions.  The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests.  The success of the Company’s acquisitions will depend upon the Company’s ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits.  The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources.  There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

SIGNIFICANT JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements.  These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the consolidated financial statements for the year ended December 31, 2012, for the Company’s summary of significant accounting policies.
Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Capitalization of evaluation costs: The Company has determined that evaluation costs capitalized during the year relating to the operating mines, the Navidad project and certain other exploration interests have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis as discussed in Note 12 of the consolidated financial statements. In making this judgement, the

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Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits. As at December 31, 2012, the Company capitalized a total of $11.3 million (2011 - $22.3 million) of evaluation costs and mineral property, plant and equipment including additions of $0.9 million (2011 - $2.4 million).

Assets’ carrying values and impairment charges: In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Functional currency: The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates.  The Company has determined that its functional currency and that of its subsidiaries is the USD.  The determination of functional currency may require certain judgements to determine the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Business combinations: Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances.  A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

Deferral of stripping costs: In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine’s production phase as deferred, where it gives rise to future benefits.  These capitalized costs are subsequently amortized on a units of production basis over the reserves that directly benefit from the specific stripping activity.  As at December 31, 2012, the carrying amount of stripping costs capitalized was $22.1 million comprised of Manantial - $5.3 million, Dolores - $13.5 million and Minera Corner Bay - $3.2 million (2011 - $1.6 million comprised of $1.6 million, nil, and nil, respectively).

Replacement convertible debenture: As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a Silver Stream contract.  The holder subsequently selected the Silver Stream contract.  The convertible debenture is classified and accounted for as a deferred credit.  In determining the appropriate classification of the convertible debenture as a deferred credit, the Company evaluated the economics underlying the contract as of the date the Company

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assumed the obligation.  As at December 31, 2012, the carrying amount of the deferred credit arising from the Aquiline acquisition was $20.8 million (2011 - $20.8 million).

Convertible Notes: The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.  Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative.  The financial liability and embedded derivative are recognized initially at their respective fair values.  The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method.  Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss.  On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.
Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

Revenue recognition: Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

Estimated recoverable ounces: The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

Mineral reserve estimates: The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

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Valuation of Inventory: In determining mine production costs recognized in the consolidated income statement, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.  At December 31, 2012, the carrying amount of current inventories excluding supplies was $215.0 million (2011 - $99.7 million).  Refer to Note 10 of the consolidated financial statements for further details.

Depreciation and amortization rates for mineral property, plant and equipment and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated income statement prospectively.  A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.

Impairment of mining interests: While assessing whether any indications of impairment exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets.  Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests.  At December 31, 2012, it was determined that the estimated recoverable amount of the Navidad project was below its carrying value and an impairment charge of $100.0 million was warranted as discussed previously.

Estimation of decommissioning and restoration costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals.  Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditure required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of the reporting period. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.  At December 31, 2012, the carrying amount of the Company’s provision for the closure and decommissioning cost

Pan American Silver Corp.	54

obligation was $45.6 million (2011 - $55.8 million).  Refer to Note 15 of the consolidated financial statements for further details.

Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Accounting for acquisitions: The provisional fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make certain judgements and estimates taking into account information available at the time of acquisition about future events, including, but not restricted to, estimates of mineral reserves and resources required, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates and discount rates. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be retrospectively adjusted when the final measurements are determined (within one year of the acquisition date).

Share purchase warrants: The carrying value of share purchase warrants is equal to fair value.  The share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair value with changes in fair value reported in the income statement as a gain or loss on derivatives.  The Company utilizes the Black-Scholes pricing model to determine the fair value of the share purchase warrants as the best approximation of fair value given the warrants are not listed or publically traded.  The Company uses significant judgement in the evaluation of the input variables in the Black-Scholes calculation which include: risk free interest rate, expected stock price volatility, expected life, expected dividend yield and a quoted market price of the Company’s shares on the Toronto Stock Exchange.  As at December 31, 2012, the fair value of the share purchase warrants was $8.6 million (2011 - $23.7 million).  Additionally, during the year ended December 31, 2012, there was a derivative unrealized gain of $15.1 million (2011 – derivative unrealized gain of $101.8 million).  Refer to Note 19 of the consolidated financial statements for further details.

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Contingencies: Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  In the event the Company’s estimates of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.  Refer to Note 27 of the consolidated financial statements for further discussion on contingencies.

CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012, Note 3.  The following standards are effective in future periods:

Accounting standards effective January 1, 2013

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The application of IFRS 10 will not have a significant impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company has completed its assessment on this standard and concluded that this standard will not have an impact on the consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company has completed its assessment on this standard and concluded that this standard will not have an impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those

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measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases;  measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company has completed its assessment on this standard and concluded that this standard will not have an impact on the consolidated financial statements.

IAS 1 Presentation of Financial Statements (“IAS 1”) amendment, issued by the IASB in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of IAS 1 to have a material impact on its consolidated financial statements.

IAS 19 Employee Benefits amendment, issued by the IASB on June 2011 introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.   The application of the amended IAS 19 will not have a significant impact on the consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods.  IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets.  The application of IFRIC 20 will not have a significant impact on the consolidated financial statements.
Accounting standards effective January 1, 2015

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety by the IASB in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39.  In November 2009 and October 2010, phase 1 of IFRS was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities.  IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets.  Financial

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liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as a FVTPL, financial guarantees and certain other exceptions.  In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015.  IASB approved amendments to IFRS 7 Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities.  The common disclosure requirements issued by the IASB and the FASB in December 2011 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  In addition, the IASB clarified aspects of IAS 32 Financial Instruments: Presentation.  The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments also provided relief from the requirements to restate comparative financial statements for the effects of applying IFRS 9.  The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements

GOVERNANCE CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENTAL STEWARDSHIP

Governance

Pan American adheres to the highest standards of corporate governance and closely follows the requirements established by both the Canadian Securities Administrators and the SEC in the United States. We believe that our current corporate governance systems not only meet but exceed these requirements.

Our Board of Directors oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of a eight directors, six of whom are independent. The Board’s wealth of experience allows it to effectively oversee the development of corporate strategies, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Health, Safety and Environment Committee, which is a committee appointed by the Board of Directors, provides oversight for the corporate social initiatives of the Company and reports directly to the Board.

We believe that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting the interests of all stakeholders while helping to maximize value.

Community relations

We are committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, we participate in, and contribute to numerous community programs. They typically center on education and health, nutrition, environmental awareness, local infrastructure and alternative economic activities. Some of our key initiatives are:

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•	Strengthening the production chain of livestock breeding.

•	Value adding through the development of alpaca textiles weaving workshops with product commercialization in North America.

•	Improving nutrition, focusing on children and pregnant women.

•	Promoting community health with emphasis on immunizations, optometry, and focusing on oral health.

•	Promoting tourism and local areas of interest such as the Stone Forest in Huayllay in Peru.

•	Encouraging education for children and adults by contributing to teacher’s salaries, and providing continuous support through different scholarships at a local and national level.

Environmental Stewardship

We are committed to operating our mines and developing our new projects in an environmentally responsible manner guided by our Corporate Environmental Policy, we take every practical measure to minimize the environmental impacts of our operations in every phase of the mining cycle, from early exploration through development, construction and operation, up to and after the mine’s closure.

We build and operate mines in varied environments across the Americas.  From the Patagonian plateau to the Sierra Madre in Mexico, our mines are generally located in isolated places where information about environmental and cultural values is often limited.  Our mines in Peru and Bolivia are situated in historic mining districts where previous operations have left significant environmental liabilities that have potential to impact on surrounding habitats and communities.

We manage these challenges using best practice methods in environmental impact assessment and teams of leading local and international professionals who clearly determine pre-existing environmental values at each location.  These extensive baseline studies often take years of work and cover issues such as biodiversity and ecosystems, surface and groundwater resources, air quality, soils, landscape, archeology and paleontology, and the potential for acid rock drainage in the natural rocks of each new mineral deposit or historic waste or tailings dump.  The data collected often significantly advances scientific knowledge about the environments and regions where we work.

The baseline information is then used interactively in the design of each new mine or to develop management and closure plans for historic environmental liabilities, in open consultation with local communities and government authorities.  We conduct detailed modeling and simulation of the environmental effects of each alternative design in order to determine the optimum solution, always aiming for a net benefit.

Once construction and operations begin, we conduct regular monitoring of all relevant environmental variables in order to measure real impacts against baseline data and

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report to the government and communities on our progress.  Community participation in environmental monitoring is encouraged across all our mines.  We implement management systems, work procedures and regular staff training to ensure optimum day-to-day management of issues like waste separation and disposal, water conservation, spill prevention, and incident investigation and analysis.

We conduct corporate environmental audits of our operations to ensure optimum environmental performance.  Environmental staff from all mines participate in the audits which improves integration and consolidation of company-wide standards across our operations.  In 2012, audits were conducted at Morococha, San Vicente and Huaron mines.

SUBSEQUENT EVENTS
On February 24, 2013, the Company signed an agreement with Esperanza Resources Corp. which contemplates the transfer of certain non-core gold assets in the Company’s mineral property portfolio including the La Bolsa, Calcatreu and Pico Machay early stage projects to Esperanza.  Preliminary details of the proposed transaction are that in exchange for these properties plus CAD $35 million dollars; the Company would receive an aggregate of 71.5 million shares and 10 million warrants (at a CAD $1.80 strike price).  Also, the Company plans to make available a CAD $15 million standby convertible credit facility. The financial effect cannot be determined due to the early stage of this transaction.  The transaction is expected to close during the second quarter of 2013.

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DISCLOSURE CONTROLS AND PROCEDURES

Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance.  Internal control is designed to address identified risks that threaten any of these objectives.
As of December 31, 2012, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, the Company’s disclosure controls and procedures were effective.

•	Changes in Internal Controls over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

•	Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over

Pan American Silver Corp.	61

financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American’s internal control over financial reporting as at December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management concludes that, as of December 31, 2012, Pan American’s internal control over financial reporting is effective.

Management excluded from its assessment the internal control over financial reporting at Minefinders Corporation Ltd. (“Minefinders”) which was acquired on March 30, 2012.  This interest consists of the Company’s 100% interest in the Dolores gold and silver mine located in Mexico and other exploration properties in Mexico and the United States.  Minefinders’ financial statements constitute 44% and 42% of the Company’s total and net assets, respectively, 15% of the Company’s revenues, 11% of the Company’s earnings from operations and 20% of the Company’s net earnings as of and for the year ended December 31, 2012.  As permitted under National Instrument 52-109 Certification of Disclosure, the Company will include its assessment of Minefinders’ internal control over financial reporting in its 2013 annual management report on internal control.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors.  Deloitte LLP, independent registered chartered accountants, were engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.  Deloitte LLP has provided such opinions.

Pan American Silver Corp.	62

MINERAL RESERVES AND RESOURCES
	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000's oz)	Cu (%)	Pb (%)	Zn (%)
Huaron	Peru	Proven	6.6	171	36.1	N/A	N/A	0.32	1.34	2.90
		Probable	4.7	171	25.5	N/A	N/A	0.27	1.40	2.84
Morococha (92.2%)	Peru	Proven	2.8	187	16.8	N/A	N/A	0.58	1.32	3.51
		Probable	2.7	203	17.4	N/A	N/A	0.60	1.36	3.47
La Colorada	Mexico	Proven	2.0	397	25.8	0.38	24.9	N/A	1.21	2.28
		Probable	3.1	390	39.0	0.42	42.1	N/A	1.73	3.20
Dolores	Mexico	Proven	49.4	29	45.6	0.59	934.4	N/A	N/A	N/A
		Probable	38.4	25	30.5	0.55	682.5	N/A	N/A	N/A
Alamo Dorado	Mexico	Proven	6.0	74	14.3	0.25	48.9	N/A	N/A	N/A
		Probable	1.7	89	4.8	0.55	29.4	N/A	N/A	N/A
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	203.0	N/A	N/A	N/A
		Probable	6.2	7	1.4	0.57	113.1	N/A	N/A	N/A
Manantial Espejo	Argentina	Proven	3.4	127	13.9	2.02	221.8	N/A	N/A	N/A
		Probable	1.8	129	7.3	2.11	119.2	N/A	N/A	N/A
San Vicente (95%)	Bolivia	Proven	1.9	428	25.8	N/A	N/A	N/A	0.51	2.98
		Probable	0.8	395	9.8	N/A	N/A	N/A	0.42	3.23
TOTALS(1)		Proven + Probable	140.8	70	316.9	0.62	2,419.4	0.39	1.30	3.02

MINERAL RESOURCES – MEASURED AND INDICATED
	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000's oz)	Cu (%)	Pb (%)	Zn (%)
Huaron	Peru	Measured	1.0	151	4.9	N/A	N/A	0.63	1.94	3.00
		Indicated	0.8	148	3.6	N/A	N/A	0.83	1.76	2.93
Morococha (92.2%)	Peru	Measured	1.0	191	6.1	N/A	N/A	0.61	1.42	3.85
		Indicated	1.3	217	8.8	N/A	N/A	0.46	1.65	3.17
La Colorada	Mexico	Measured	0.2	161	1.1	0.12	0.8	N/A	0.66	0.95
		Indicated	2.0	268	17.1	0.32	20.7	N/A	0.49	0.76
Dolores	Mexico	Measured	6.1	23	4.5	0.46	89.4	N/A	N/A	N/A
		Indicated	31.2	22	21.9	0.53	531.6	N/A	N/A	N/A
Alamo Dorado	Mexico	Measured	0.0	54	0.1	0.35	0.5	N/A	N/A	N/A
		Indicated	1.2	78	2.9	0.30	11.4	N/A	N/A	N/A
La Bolsa		Measured	1.4	11	0.3	0.90	31.4	N/A	N/A	N/A
		Indicated	4.5	9	1.1	0.50	59.8	N/A	N/A	N/A
Manantial Espejo	Argentina	Measured	2.9	119	11.1	1.43	133.3	N/A	N/A	N/A
		Indicated	3.8	81	9.8	0.99	120.0	N/A	N/A	N/A
San Vicente (95%)	Bolivia	Measured	0.5	131	2.2	N/A	N/A	0.30	N/A	2.06
		Indicated	0.2	116	0.9	N/A	N/A	0.09	N/A	1.66
Navidad	Argentina	Measured	15.4	137	67.8	N/A	N/A	0.10	1.44	N/A
		Indicated	139.8	126	564.5	N/A	N/A	0.04	0.79	N/A
Pico Machay	Peru	Measured	4.7	N/A	N/A	0.91	137.5	N/A	N/A	N/A
		Indicated	5.9	N/A	N/A	0.67	127.1	N/A	N/A	N/A
Calcatreu	Argentina	Indicated	8.0	26	6.6	2.63	676.0	N/A	N/A	N/A
TOTALS(1)		Measured +Indicated	231.8	103	735.4	0.85	1,939.5	0.06	0.87	2.33

Pan American Silver Corp.	63

MINERAL RESOURCES – INFERRED
	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000's oz)	Cu (%)	Pb (%)	Zn (%)
Huaron	Peru	Inferred	8.8	165	46.5	N/A	N/A	0.27	1.59	2.87
Morococha (92.2%)	Peru	Inferred	5.3	191	32.4	N/A	N/A	0.49	1.26	3.39
La Colorada	Mexico	Inferred	2.0	304	20.0	0.34	22.6	N/A	0.02	0.03
Dolores	Mexico	Inferred	6.3	17	3.4	0.58	116.8	N/A	N/A	N/A
Alamo Dorado	Mexico	Inferred	0.0	156	0.0	0.29	0.1	N/A	N/A	N/A
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	222.4	N/A	N/A	N/A
Manantial Espejo	Argentina	Inferred	1.6	89	4.6	1.07	54.7	N/A	N/A	N/A
San Vicente (95%)	Bolivia	Inferred	2.8	347	31.4	N/A	N/A	0.28	N/A	2.02
Navidad	Argentina	Inferred	45.9	81	119.4	N/A	N/A	0.02	0.57	N/A
Pico Machay	Peru	Inferred	23.9	N/A	N/A	0.58	445.7	N/A	N/A	N/A
Calcatreu	Argentina	Inferred	3.4	17	1.8	2.06	226.0	N/A	N/A	N/A
TOTALS(1)		Inferred	113.7	91	262.8	0.66	1,088.4	0.10	0.75	1.94

HISTORICAL ESTIMATES
Property	Location	Unclassified	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000's oz)
Hog Heaven (ii)	USA	Historical (ii)(iii)	2.7	167	14.6	0.62	53.9
Hog Heaven (ii)	USA	Historical (ii)(iv)	7.6	133	32.7	0.70	171.9
Waterloo (v)	USA	Historical	33.8	93	100.9	N/A	N/A
TOTALS(1)		Historical	44.1	104	148.2	0.68	225.8

Notes:	Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum. Mineral resources do not have demonstrated economic viability.
Pan American does not expect these mineral reserve estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, marketing or other relevant issues.
These tables illustrate Pan American Silver Corp’s share of mineral reserves and resources. Properties in which Pan American Silver has less than 100% interest are noted next to the property name.

Metal prices used for all Mines: Ag: $25/oz, Au: $1,350/oz, Pb: $1,850/tonne, Cu: $6,500/tonne, Zn $1,750/tonne.
Metal prices used for Navidad were Ag: $12.52/oz and Pb: $1,100/tonne.
Metal prices used for Calcatreu were Ag: $12.50/oz and Au: $650/oz.
Metal prices used for La Bolsa were Ag: $14.00/oz and Au: $825/oz.

(i)	Totals may not add-up due to rounding.

(ii)
The historical estimate for Hog Heaven was prepared by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was estimated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the estimate).  Michael Steinmann, P.Geo, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic estimate was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven Reserves	2,981,690	4.88	0.018
Probable & Possible Reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible Resources	4,500,000	2.41	0.020
Inferred Resources	2,700,000	4.44	0.022

Pan American Silver Corp.	64

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101-compliant categories of mineral resources based on information prepared by or under the supervision of a QP.  These historical estimates should not be relied upon.

The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the CIM definition category of "indicated mineral resources".
The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the CIM definition category of "inferred mineral resources".

(iii)
The historical estimate for Waterloo was initially prepared by Asarco Inc. in 1968.  In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was prepared using a silver price of $5.00 per ounce (the relevant price at the time of the estimate).  Michael Steinmann, P.Geo., has reviewed the Technical Evaluation Report and believes the historic estimate was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely corresponds to 33,758,000 tonnes in the CIM definition category of "indicated mineral resource."  However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

(iv)
The Company believes that the historical estimate categories of “proven & possible reserves”, “heap leach ore stockpile”, “possible resources” and “inferred resources” most closely correspond to 7,639,000 tonnes in the NI 43-101 category of “inferred resources”

(v)
The historical estimate for Waterloo was initially prepared by Asarco Inc. in 1968.  In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101.  The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology.  The historical estimate at Waterloo was prepared using a silver price of $5.00 per ounce (the relevant price at the time of the estimate).  Michael Steinmann, P.Geo., QP for the Company, has reviewed the Technical Evaluation Report and believes the historic estimate was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property.  The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely corresponds to 33,758,000 tonnes in the NI 43-101 category of "indicated resource".  However; the Company has not completed the work necessary to verify the historical estimate.  Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP.  These historical estimates should not be relied upon.

Mineral resource and reserve estimates for Huaron, Dolores, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado, Morococha, Pico Machay and Calcatreu were prepared under the supervision, or were reviewed by Michael Steinmann, P. Geo., Executive Vice-President Corporate Development and Geology and Martin G. Wafforn, P. Eng., Vice-President Technical Services as Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101”).  Navidad mineral resource estimates were prepared by Pamela De Mark, P. Geo., Director, Resources, formerly Sr. Consultant of Snowden Mining Industry Consultants, also a Qualified Person as that term is defined in NI 43-101Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

TECHNICAL INFORMATION

Michael Steinmann, P.GEO., Executive VP Geology & Exploration, and Martin Wafforn, P.ENG., VP Technical Services, each of whom are qualified persons, as the term is

Pan American Silver Corp.	65

defined in National Instrument 43-101 “NI 43-101”, have reviewed and approved the contents of this Management Discussion & Analysis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO THE LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AND RECENT AMENDMENTS TO THE LABOUR LAWS IN MEXICO WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR MEXICAN SUSBSIDIARIES; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA, AND THEIR EFFECTS ON OUR BUSINESS; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO AND CANADIAN DOLLAR VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.	66

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

THIS MD&A HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS MD&A HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (‘‘NI 43-101’’) AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS MD&A USES THE TERMS ‘‘MEASURED RESOURCES’’, ‘‘INDICATED RESOURCES’’ AND ‘‘INFERRED RESOURCES’’. U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ‘‘RESERVE’’ UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A “MEASURED RESOURCE” OR “INDICATED RESOURCE” WILL EVER BE CONVERTED INTO A “RESERVE”. U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT “INFERRED RESOURCES” HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF “INFERRED RESOURCES” EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN SECURITIES LAWS, ESTIMATED “INFERRED RESOURCES” MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES. DISCLOSURE OF “CONTAINED OUNCES” IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS. HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE “RESERVES” BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF “RESERVES” ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS “RESERVES” UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

Pan American Silver Corp.	67

Document 3

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-180304 on Form F-10 and Registration Statement Nos. 333-149580, 333-180494 and 333-180495 on Form S-8, and to the use of our reports dated March 22, 2013 relating to (1) the consolidated financial statements of Pan American Silver Corp. and subsidiaries (“Pan American”) and (2) the effectiveness of Pan American’s internal control over financial reporting appearing in this Current Report on Form 6-K of Pan American filed on March 22, 2013.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 22, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	March 25, 2013	By:	/s/ Delaney Fisher
			Name: Title:	Delaney Fisher Corporate Secretary